File No:  333-
                                                         CIK # 1025234

                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:            Van Kampen American Capital Equity
                                   Opportunity Trust, Series 88

B. Name of Depositor:              Van Kampen American Capital
Distributors, Inc.

C. Complete address of Depositor's principal executive offices:

                                   One Parkview Plaza
                                   Oakbrook Terrace Illinois  60181

D. Name and complete address of agents for service:

   Chapman And Cutler              Van Kampen American Capital
                                   Distributors, Inc.
   Attention:  Mark J. Kneedy      Attention:  Don G. Powell, Chairman
   111 West Monroe Street          One Parkview Plaza
   Chicago, Illinois  60603        Oakbrook Terrace, Illinois  60181

E. Title of securities being registered: Units of undivided fractional beneficial interests.

F. Approximate date of proposed sale to the public:

   As Soon As Practicable After The Effective Date Of The Registration
                                Statement

__________________________
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

         Van Kampen American Capital Equity Opportunity Trust
                                Series 88
                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933
               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                              Heading in Prospectus

                I.  Organization and General Information

 1. (a)  Name of trust                 )
                                       )   Prospectus Part I Front Cover Page
    (b)  Title of securities issued    )

 2. Name and address of Depositor      )   Prospectus Part II-Fund
                                       )   Administration

 3. Name and address of Trustee        )   Prospectus Part II-Fund
                                       )   Administration


 4. Name and address of principal      )   Prospectus Part II-Fund
      underwriter                      )   Administration
                                       )

 5. Organization of trust              )   Prospectus Part II-The Fund

 6. Execution and termination of       )   Prospectus Part II-The Fund
      Trust Indenture and Agreement    )   Prospectus Part II-Fund
                                       )   Administration

 7. Changes of Name                    )   *

 8. Fiscal year                        )   *

 9. Material Litigation                )   *

                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding      )   Prospectus Part II-The Fund
      Trust's securities and           )   Prospectus Part II-Taxation
      rights of security holders       )   Prospectus Part II-Public Offering
                                       )   Prospectus Part II-Rights of
                                       )   Unitholders
                                       )   Prospectus Part II-Fund
                                       )   Administration
                                       )   Prospectus Part II-Risk Factors

11. Type of securities comprising      )   Prospectus Part I-Portfolios
      units                            )   Prospectus Part II-The Fund
                                       )   Prospectus Part II-Risk Factors

12. Certain information regarding      )   *
      periodic payment certificates    )

13. (a)  Loan, fees, charges and       )   Prospectus PartI-Summary of
        expenses                       )   Essential Financial Information
                                       )   Prospectus Part II-Fund Operating
                                       )   Expenses
                                       )   Prospectus Part II-Public Offering
                                       )   Prospectus Part II-Rights of
                                       )   Unitholders

    (b)  Certain information regarding )
           periodic payment plan       )   *
           certificates                )

    (c)  Certain percentages           )   Prospectus Part I-Summary of
                                       )   Essential Financial Information
                                       )   Prospectus Part II-Public Offering
                                       )   Prospectus Part II-Rights of
                                       )   Unitholders

    (d)  Certain other fees, expenses  )   Prospectus Part II-Fund Operating
           or charges payable by       )   Expenses
           holders                     )   Prospectus Part II-Rights of
                                       )   Unitholders

    (e)  Certain profits to be received)
           by depositor, principal     )   Prospectus Part II-Public Offering
           underwriter, trustee or any )
           affiliated persons          )

    (f)  Ratio of annual charges       )   *
           to income                   )

14. Issuance of Trust's securities     )   Prospectus Part II-Rights of
                                       )   Unitholders

15. Receipt and handling of payments   )   *
      from purchasers                  )

16. Acquisition and disposition of     )   Prospectus Part II-The Fund
      underlying securities            )   Prospectus Part II-Rights of
                                       )   Unitholders
                                       )   Prospectus Part II-Fund
                                       )   Administration

17. Withdrawal or redemption           )   Prospectus Part II-Rights of
                                       )   Unitholders
                                       )   Prospectus Part II-Fund
                                       )   Administration

18. (a)  Receipt and disposition       )
           of income                   )   Prospectus Part II-Rights of
                                       )   Unitholders
    (b)  Reinvestment of distributions )

    (c)  Reserves or special funds     )   Prospectus Part II-Fund Operating
                                       )   Expenses
                                       )   Prospectus Part II-Rights of
                                       )   Unitholders
    (d)  Schedule of distributions     )

19. Records, accounts and reports      )   Prospectus Part II-Rights of
                                       )   Unitholders
                                       )   Prospectus Part II-Fund
                                       )   Administration

20. Certain miscellaneous provisions   )   Prospectus Part II-Fund
      of Trust Agreement               )   Administration

21. Loans to security holders          )   *

22. Limitations on liability           )   Prospectus Part II-Fund
                                       )   Administration

23. Bonding arrangements               )   *

24. Other material provisions of       )
    Trust Indenture Agreement          )

              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor          )   Prospectus Part II-Fund
                                       )   Administration

26. Fees received by Depositor         )   Prospectus Part II-Fund Operating
                                       )   Expenses

27. Business of Depositor              )   Prospectus Part II-Fund
                                       )   Administration

28. Certain information as to          )
      officials and affiliated         )   *
      persons of Depositor             )

29. Companies owning securities        )   *
      of Depositor                     )

30. Controlling persons of Depositor   )   *

31. Compensation of Officers of        )   *
      Depositor                        )

32. Compensation of Directors          )   *

33. Compensation to Employees          )   *

34. Compensation to other persons      )   *

             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities )   Prospectus Part II-Public Offering
      by states                        )

36. Suspension of sales of trust's     )   *
      securities                       )

37. Revocation of authority to         )   *
      distribute                       )

38. (a)  Method of distribution        )
                                       )
    (b)  Underwriting agreements       )   Prospectus Part II-Public Offering
                                       )
    (c)  Selling agreements            )

39. (a)  Organization of principal     )
           underwriter                 )
                                       )   Prospectus Part II-Fund
                                       )   Administration
    (b)  N.A.S.D. membership by        )
           principal underwriter       )

40. Certain fees received by           )   *
      principal underwriter            )

41. (a)  Business of principal         )   Prospectus Part II-Fund
           underwriter                 )   Administration
                                       )

    (b)  Branch offices of principal   )   *
           underwriter                 )

    (c)  Salesmen of principal         )   *
           underwriter                 )

42. Ownership of securities of         )   *
      the trust                        )

43. Certain brokerage commissions      )   *
      received by principal underwriter)

44. (a)  Method of valuation           )   Prospectus Part I-Front Cover Page
                                       )   Prospectus Part I-Summary of
                                       )   Essential Financial Information

    (b)  Schedule as to offering       )
           price                       )
                                       )   Prospectus Part II-Public Offering
    (c)  Variation in offering price   )
           to certain persons          )

46. (a)  Redemption valuation          )
                                       )   Prospectus Part II-Rights of
                                       )   Unitholders
    (b)  Schedule as to redemption     )   Fund Administration
           price                       )

47. Purchase and sale of interests     )   Prospectus Part II-Public Offering
      in underlying securities         )

           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of     )   Prospectus Part II-Fund
        trustee                        )   Administration
                                       )

49. Fees and expenses of trustee       )   Prospectus Part I-Summary of
                                       )   Essential Financial Information
                                       )   Prospectus Part II-Fund Operating
                                       )   Expenses

50. Trustee's lien                     )   Prospectus Part II-Fund Operating
                                       )   Expenses

     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's    )
      securities                       )   *

52. (a)  Provisions of trust agreement )
           with respect to replacement )
           or elimination portfolio    )
           securities                  )
                                       )
    (b)  Transactions involving        )
           elimination of underlying   )   Prospectus Part II-Fund
            securities                 )   Administration
                                       )
                                       )
    (c)  Policy regarding substitution )
           or elimination of underlying)
           securities                  )

    (d)  Fundamental policy not        )   *
           otherwise covered           )

53. Tax Status of trust                )   Prospectus Part II-Taxation

               VII.  Financial and Statistical Information

54. Trust's securities during          )   *
      last ten years                   )

55.                                    )
56. Certain information regarding      )   *
57.   periodic payment certificates    )
58.                                    )

59. Financial statements (Instructions )   Prospectus Part I-Report of
       1(c) to Form S-6)               )   Independent Certified Public
                                       )   Accountants
                                       )   Prospectus Part I-Statements of
                                       )   Condition

______________________________________________
* Inapplicable, omitted, answer negative or not required

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Preliminary Prospectus Dated January 8, 1998
Subject To Completion

Van Kampen American Capital
Prospectus Part I


Strategic Ten Trust
  United States Portfolio, February 1998  Series
  United Kingdom Portfolio, February 1998 Series
  Hong Kong Portfolio, February 1998 Series

Strategic Five Trust
  United States Portfolio, February 1998 Series

Strategic Fifteen Trust
  Global Portfolio, February 1998 Series

Strategic Thirty Trust
  Global Portfolio, February 1998 Series

Strategic Picks Opportunity Trust,
  February 1998 Series

----------

Van Kampen American Capital Equity Opportunity Trust, Series 88 (the "
Fund" ) includes the separate underlying unit investment trusts described above (the "Trusts" ). Each Trust uses a refined indexing strategy that seeks to identify a diversified portfolio of well-known, undervalued common stocks that provide the potential for above-average total return through a combination of capital appreciation and dividend income, consistent with the preservation of invested capital. Of course, there is no guarantee that a Trust will achieve its objective. The Trusts invest in companies from the Dow Jones Industrial Average, the Financial Times Industrial Ordinary Share Index (United Kingdom), the Hang Seng Index (Hong Kong) or the Morgan Stanley Capital International USA Index, or from a combination of these indexes.


An investment in Units will be automatically redeemed on the first Special Redemption Date (approximately thirteen months from the Initial Date of Deposit) unless the Unitholder elects in writing to hold Units through Trust termination.


                              _____, 1998


This Prospectus Part I may not be distributed unless accompanied by Part II.

Both Parts of this Prospectus should be retained for future reference.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Summary of Essential Financial Information

     As of _____, 1998

Public Offering Price                                     General Information
Aggregate value of Securities per Unit <F1>....$    9.900.Initial Date of Deposit........_____, 1998
Sales charge <F2>..............................     0.275.Mandatory Termination Date....._____, 2000
                                                                                         _____, 1999
                                                                                         and _____,
Less deferred sales charge.....................     0.175.Rollover Notification Dates....2000
                                                                                         _____, 1999
                                                                                         and _____,
Public Offering Price per Unit <F3>............$   10.000.Special Redemption Dates.......2000
                                                                                         _____ 10 and
                                                          Record Dates..................._____ 10
                                                                                         _____ 25 and
                                                          Distribution Dates............ _____ 25



                                                                        Estimated       Estimated
                                       Initial        Aggregate         Initial         Annual           Redemption
                                       Number of      Value of          Distribution    Dividends        Price per
Trust Information                      Units <F4>     Securities<F1>    per Unit <F5>   per Unit <F5>    Unit <F6>
                                      -------------- ------------------ -------------   -------------    -----------
Strategic Ten United States Trust....                $                  $           $                 $
Strategic Five United States Trust...                $                  $           $                 $
Strategic Picks Opportunity Trust....                $                  $           $                 $
Strategic Ten United Kingdom Trust...                $                  $           $                 $
Strategic Ten Hong Kong Trust........                $                  $           $                 $
Strategic Thirty Global Trust........                $                  $           $                 $
Strategic Fifteen Global Trust.......                $                  $           $                 $

----------

<F1>Each Security is valued at the last closing sale price on its principal trading exchange (based on the offer side exchange rate for foreign
Securities).

<F2>This is the maximum first year sales charge. The total sales charge is described in the "Fee Table" .

<F3>The Public Offering Price will include any accumulated dividends or cash in the Income or Capital Accounts of a Trust.

<F4>At the Evaluation Time on the day after the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of units and fractional interest of each Unit in a Trust will increase or decrease to the extent of any adjustment.

<F5>This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk
Factors" in Prospectus Part II.

<F6>Units redeemed before the first Special Redemption Date will be charged the remaining first year deferred sales charge. See "Rights of Unitholders--Redemption of Units" in Prospectus Part II.

Fee Table


Transaction Fees (as % of offering price)
Initial Sales Charge <F1>........................   1.00%
Deferred Sales Charge <F2><F3>...................   1.75%
                                                ---------
Sales Charge <F3>................................   2.75%
                                                =========
Maximum sales charge on reinvested dividends.....   1.75%
                                                =========

                                        Trustee's      Supervisory                     Estimated
                                        Fee and        and                             Annual
                                        Operating      Evaluation      Organizational  Expenses
Estimated Annual Expenses per Unit      Expenses       Fees             Costs <F4>     per Unit
                                       -------------- ---------------- -------------- --------------
Strategic Ten United States Trust..... $              $                $              $
Strategic Five United States Trust.... $              $                $              $
Strategic Picks Opportunity Trust..... $              $                $              $
Strategic Ten United Kingdom Trust.... $              $                $              $
Strategic Ten Hong Kong Trust......... $              $                $              $
Strategic Thirty Global Trust......... $              $                $              $
Strategic Fifteen Global Trust........ $              $                $              $
Estimated Costs Over Time               One Year       Three Years      Five Years     Ten Years
                                       -------------- ---------------- -------------- --------------
Strategic Ten United States Trust..... $              $                $              $
Strategic Five United States Trust.... $              $                $              $
Strategic Picks Opportunity Trust..... $              $                $              $
Strategic Ten United Kingdom Trust.... $              $                $              $
Strategic Ten Hong Kong Trust......... $              $                $              $
Strategic Thirty Global Trust......... $              $                $              $
Strategic Fifteen Global Trust........ $              $                $              $


This fee table is intended to assist investors in understanding costs that an investor will bear and to present a comparison of fees. The "Estimated
Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment, assuming a 5% annual return and redemption at the end of each period. This example assumes that an investment is rolled over each year into a new series of the Trust and that all distributions are reinvested at the end of each year. Of course, this example should not be considered a representation of actual past or future expenses or annual rate of return which may differ from those assumed for the purposes of this example. The sales charge and expenses are described under "Public Offering" and "Fund Operating Expenses" in Prospectus Part II.

----------
The Initial Sales Charge is the difference between the Sales Charge (2.75% of the Public Offering Price) and the Deferred Sales Charge ($0.175 per Unit) and will exceed 1% if the Public Offering Price per Unit exceeds $10.

This is the deferred sales charge imposed during a Trust's first year and is equal to $0.175 per Unit. This amount will exceed 1.75% if the Public Offering Price per Unit falls below $10 and will be less than 1.75% if the Public Offering Price per Unit exceeds $10. The first year deferred sales charge accrues daily and is assessed from _____, 1998 through _____, 1999 (_____, 1998 through _____, 1999 for Hong Kong and United Kingdom Trusts).

In addition to the Deferred Sales Charge, Unitholders who elect to hold Units after the first Special Redemption Date will pay a deferred sales charge of $0.15 per Unit (which increases the total sales charge to 4.25% of the Public Offering Price). The second year deferred sales charge accrues daily and is assessed from _____, 1999 through _____, 2000.

Each Trust will pay all or a portion of its organizational costs which will be amortized over one year. See "Statements of Condition" herein and "
Fund Operating Expenses" in Prospectus Part II.

Strategic Ten Trust

United States Portfolio

This Trust seeks above-average total return by investing in the ten highest dividend-yielding stocks in the Dow Jones Industrial Average. The Trust uses a refined indexing strategy in an effort to combine the growth potential of undervalued stocks with actively-traded well-known U.S. companies.

The Trust is designed as part of a long-term investment strategy and you may be able to achieve more consistent overall results by following the strategy over several years. The Sponsor currently intends to offer successive trusts approximately 13 months after the Initial Date of Deposit and at Trust termination. You may roll your investment into these trusts at a reduced sales charge, if available. See "Special Redemption and Rollover" in Prospectus Part II.


[Chart appears here]

Hypothetical Total Return
-------------------------------------------------------------------------------------
One Year Strategy                                                   Two Year Strategy
--------------------------------------------------- ---------------------------------
                                                           Two Year
                                                       Period Ended
Year   DJIA Ten   DJIA    Year   DJIA Ten   DJIA        December 31   DJIA TenDJIA
------------------------- ------------------------- ---------------------------------
                             1985                              1973
1973                         1986                              1975
1974                         1987                              1977
1975                         1988                              1979
1976                         1989                              1981
1977                         1990                              1983
1978                         1991                              1985
1979                         1992                              1987
1980                         1993                              1989
1981                         1994                              1991
1982                         1995                              1993
1983                         1996                              1995
1984                         1997                              1997


See "Notes to Hypothetical Performance Tables" .

Hypothetical Strategy Performance

These tables compare the hypothetical total return of the ten highest dividend yielding DJIA stocks (the "DJIA Ten" ) with the total return of all of the DJIA stocks. The tables illustrate both a one-year buy-and-hold strategy and a two-year buy-and-hold strategy.

These hypothetical returns are not actual past performance of the Trust or prior series and are not guarantees of future results. Of course, there is no assurance that the Trust will achieve its objective. See "Notes to Hypothetical Performance Tables" .


[Chart appears here]

Portfolio

                                     Market Value    Current       Cost of
Number                               per Share       Dividend      Securities to
of Shares    Name of Issuer <F1>     <F2>            Yield <F3>    Trust <F2>
------------ ---------------------- -----------     -----------     -----------
                                     $              $               $
------------                                                        --
                                                                    $
============                                                        ==


See "Notes to Portfolios" .

Strategic Five Trust

United States Portfolio

This Trust seeks above-average total return by investing in the five having the 2nd through the 6th lowest share price of the ten highest dividend yielding stocks in the Dow Jones Industrial Average. The Trust uses a refined indexing strategy in an effort to combine the growth potential of undervalued stocks with actively-traded well-known U.S. companies.

The Trust is designed as part of a long-term investment strategy and you may be able to achieve more consistent overall results by following the strategy over several years. The Sponsor currently intends to offer successive trusts approximately 13 months after the Initial Date of Deposit and at Trust termination. You may roll your investment into these trusts at a reduced sales charge, if available. See "Special Redemption and Rollover" in Prospectus Part II.


[Chart appears here]



Hypothetical Total Return
-------------------------------------------------------------------------------------
One Year Strategy                                                   Two Year Strategy
--------------------------------------------------- ---------------------------------
                                                             Two Year
                                                         Period Ended
Year   DJIA Five   DJIA    Year   DJIA Five   DJIA        December 31   DJIA FiveDJIA
-------------------------- -------------------------- ----------------------------------
1973                          1986                               1973
1974                          1987                               1975
1975                          1988                               1977
1976                          1989                               1979
1977                          1990                               1981
1978                          1991                               1983
1979                          1992                               1985
1980                          1993                               1987
1981                          1994                               1989
1982                          1995                               1991
1983                          1996                               1993
1984                          1997                               1995
1985                                                             1997




See "Notes to Hypothetical Performance Tables" .

Hypothetical Strategy Performance

These tables compare the hypothetical total return of the five stocks having the 2nd through the 6th lowest share price of the ten highest dividend yielding DJIA stocks (the "DJIA Five" ) with the total return of all of the DJIA stocks. The tables illustrate both a one-year buy-and-hold strategy and a two-year buy-and-hold strategy.

These hypothetical returns are not actual past performance of the Trust or prior series and are not guarantees of future results. Of course, there is no assurance that the Trust will achieve its objective. See "Notes to Hypothetical Performance Tables" .



[Chart appears here]


Portfolio

                                     Market Value    Current       Cost of
Number                               per Share       Dividend      Securities to
of Shares    Name of Issuer <F1>     <F2>            Yield <F3>    Trust <F2>
------------ ---------------------- -----------     -----------     -----------
                                     $              $               $
------------                                                        --
                                                                    $
============                                                        ==




See "Notes to Portfolios" .

Strategic Picks Opportunity Trust

This Trust seeks above-average total return by investing in the ten highest dividend-yielding stocks in the Strategic Picks Subset. The Trust uses a refined indexing strategy in an effort to combine the growth potential of undervalued stocks with actively-traded well-known U.S. companies.

The Trust is designed as part of a long-term investment strategy and you may be able to achieve more consistent overall results by following the strategy over several years. The Sponsor currently intends to offer successive trusts approximately 13 months after the Initial Date of Deposit and at Trust termination. You may roll your investment into these trusts at a reduced sales charge, if available. See "Special Redemption and Rollover" in Prospectus Part II.



[Chart appears here]



Hypothetical Total Return
----------------------------------------------------------------------------------------------------------------------
One Year Strategy                                                                                    Two Year Strategy
------------------------------------------------------------------------- --------------------------------------------
                                                                                 Two Year
                         MSCI USA                             MSCI USA       Period Ended                   MSCI USA
Year   Strategy Stocks   Index       Year   Strategy Stocks   Index           December 31 Strategy Stocks   Index
------------------------------------ ------------------------------------ --------------------------------------------
1973                                    1986                                         1973
1974                                    1987                                         1975
1975                                    1988                                         1977
1976                                    1989                                         1979
1977                                    1990                                         1981
1978                                    1991                                         1983
1979                                    1992                                         1985
1980                                    1993                                         1987
1981                                    1994                                         1989
1982                                    1995                                         1991
1983                                    1996                                         1993
1984                                    1997                                         1995
1985                                                                                 1997



See "Notes to Hypothetical Performance Tables" .

Hypothetical Strategy Performance

These tables compare the hypothetical total return of the ten highest dividend yielding Strategic Picks Subset stocks (the "Strategy Stocks" ) with the total return of all of the MSCI USA Index stocks. The tables illustrate both a one-year buy-and-hold strategy and a two-year buy-and-hold strategy.

These hypothetical returns are not actual past performance of the Trust or prior series and are not guarantees of future results. Of course, there is no assurance that the Trust will achieve its objective. See "Notes to Hypothetical Performance Tables" .


[Chart appears here]


Portfolio

                                     Market Value    Current       Cost of
Number                               per Share       Dividend      Securities to
of Shares    Name of Issuer <F1>     <F2>            Yield <F3>    Trust <F2>
------------ ---------------------- -----------     -----------     -----------
                                     $              $               $
------------                                                        --
                                                                    $
============                                                        ==

See "Notes to Portfolios" .

Strategic Ten Trust

United Kingdom Portfolio

This Trust seeks above-average total return by investing in the ten highest dividend-yielding stocks in the Financial Times Industrial Ordinary Share Index. The Trust uses a refined indexing strategy in an effort to combine the growth potential of undervalued stocks with actively-traded well-known companies listed on the London Stock Exchange.

The Trust is designed as part of a long-term investment strategy and you may be able to achieve more consistent overall results by following the strategy over several years. The Sponsor currently intends to offer successive trusts approximately 13 months after the Initial Date of Deposit and at Trust termination. You may roll your investment into these trusts at a reduced sales charge, if available. See "Special Redemption and Rollover" in Prospectus Part II.


[Chart appears here]



Hypothetical Total Return
-------------------------------------------------------------------------------------------
One Year Strategy                                                         Two Year Strategy
------------------------------------------------------- -----------------------------------
                                                               Two Year
                                                           Period Ended
Year   FT Ten   FT Index    Year   FT Ten   FT Index        December 31  FT Ten   FT Index
--------------------------- --------------------------- -----------------------------------
1973                           1986                                1973
1974                           1987                                1975
1975                           1988                                1977
1976                           1989                                1979
1977                           1990                                1981
1978                           1991                                1983
1979                           1992                                1985
1980                           1993                                1987
1981                           1994                                1989
1982                           1995                                1991
1983                           1996                                1993
1984                           1997                                1995
1985                                                               1997


See "Notes to Hypothetical Performance Tables" .

Hypothetical Strategy Performance

These tables compare the hypothetical total return of the ten highest dividend yielding FT Index stocks (the "FT Ten" ) with the total return of all of the FT Index stocks. The tables illustrate both a one-year buy-and-hold strategy and a two-year buy-and-hold strategy.

These hypothetical returns are not actual past performance of the Trust or prior series and are not guarantees of future results. Of course, there is no assurance that the Trust will achieve its objective. See "Notes to Hypothetical Performance Tables" .

[Chart appears here]

Portfolio

                                     Market Value    Current       Cost of
Number                               per Share       Dividend      Securities to
of Shares    Name of Issuer <F1>     <F2>            Yield <F3>    Trust <F2>
------------ ---------------------- -----------     -----------     -----------
                                     $              $               $
------------                                                        --
                                                                    $
============                                                        ==



See "Notes to Portfolios" .

Strategic Ten Trust
Hong Kong Portfolio

This Trust seeks above-average total return by investing in the ten highest dividend-yielding stocks in the Hang Seng Index. The Trust uses a refined indexing strategy in an effort to combine the growth potential of undervalued stocks with actively-traded well-known companies listed on the Hong Kong Stock Exchange.

The Trust is designed as part of a long-term investment strategy and you may be able to achieve more consistent overall results by following the strategy over several years. The Sponsor currently intends to offer successive trusts approximately 13 months after the Initial Date of Deposit and at Trust termination. You may roll your investment into these trusts at a reduced sales charge, if available. See "Special Redemption and Rollover" in Prospectus Part II.


[Chart appears here]



Hypothetical Total Return
-----------------------------------------------------------------------------------------------------------------------------------
One Year Strategy                                                                                                 Two Year Strategy
--------------------------------------------------------------------------------- -------------------------------------------------
                                                                                         Two Year
                                                                                     Period Ended
Year   Hang Seng Ten   Hang Seng Index  Year   Hang Seng Ten   Hang Seng Index        December 31   Hang Seng Ten Hang Seng Index
--------------------------------------- ----------------------------------------- -------------------------------------------------
1973                                       1986                                              1973
1974                                       1987                                              1975
1975                                       1988                                              1977
1976                                       1989                                              1979
1977                                       1990                                              1981
1978                                       1991                                              1983
1979                                       1992                                              1985
1980                                       1993                                              1987
1981                                       1994                                              1989
1982                                       1995                                              1991
1983                                       1996                                              1993
1984                                       1997                                              1995
1985                                                                                         1997




See "Notes to Hypothetical Performance Tables" .

Hypothetical Strategy Performance

These tables compare the hypothetical total return of the ten highest dividend yielding Hang Seng Index stocks (the "Hang Seng Ten" ) with the total return of all of the Hang Seng Index stocks. The tables illustrate both a one-year buy-and-hold strategy and a two-year buy-and-hold strategy.

These hypothetical returns are not actual past performance of the Trust or prior series and are not guarantees of future results. Of course, there is no assurance that the Trust will achieve its objective. See "Notes to Hypothetical Performance Tables" .


[Chart appears here]


Portfolio
                                     Market Value    Current       Cost of
Number                               per Share       Dividend      Securities to
of Shares    Name of Issuer <F1>     <F2>            Yield <F3>    Trust <F2>
------------ ---------------------- -----------     -----------     -----------
                                     $              $               $
------------                                                        --
                                                                    $
============                                                        ==




See "Notes to Portfolios" .

Strategic Thirty Trust
Global Portfolio

This Trust seeks above-average total return by investing in thirty stocks comprised of the ten stocks in each of the DJIA, FT Index and Hang Seng Index having the highest dividend yield. The Trust uses a refined indexing strategy in an effort to combine the growth potential of undervalued stocks with actively-traded well-known companies listed in the United States, United Kingdom and Hong Kong.

The Trust is designed as part of a long-term investment strategy and you may be able to achieve more consistent overall results by following the strategy over several years. The Sponsor currently intends to offer successive trusts approximately 13 months after the Initial Date of Deposit and at Trust termination. You may roll your investment into these trusts at a reduced sales charge, if available. See "Special Redemption and Rollover" in Prospectus Part II.


[Chart appears here]

Hypothetical Total Return
-----------------------------------------------------------------------------------------------------------------------------------
One Year Strategy                                                                                                 Two Year Strategy
---------------------------------------------------------------- ------------------------------------------------------------------
Year  Combined   Average of   Year  Combined  Average of                                      Two Year       Combined   Average of
      Thirty     Index Total        Thirty    Index Total                                     Period Ended   Thirty     Index Total
                 Returns                      Returns                                                                   Returns
-----------------------------------------------------------------------------------------------------------------------------------
1973                         1986                                                               1973
1974                         1987                                                               1975
1975                         1988                                                               1977
1976                         1989                                                               1979
1977                         1990                                                               1981
1978                         1991                                                               1983
1979                         1992                                                               1985
1980                         1993                                                               1987
1981                         1994                                                               1989
1982                         1995                                                               1991
1983                         1996                                                               1993
1984                         1997                                                               1995
1985                                                                                            1997



See "Notes to Hypothetical Performance Tables" .

Hypothetical Strategy Performance

These tables compare the hypothetical total return of thirty stocks comprised of the ten stocks in each of the DJIA, FT Index and Hang Seng Index having the highest dividend yield. The ("Combined Thirty" ) with the total return of all of the stocks in the DJIA, FT Index and Hang Seng Index ("Average of Index Total Returns" ). The tables illustrate both a one-year buy-and-hold strategy and a two-year buy-and-hold strategy.

These hypothetical returns are not actual past performance of the Trust or prior series and are not guarantees of future results. Of course, there is no assurance that the Trust will achieve its objective. The Average of Index Total Returns is calculated by using a simple arithmetic average of the total returns of the three indices. There is no published index combining the total returns of these indices. See "Notes to Hypothetical Performance
Tables" .

[Chart appears here]

Portfolio
                                     Market Value    Current       Cost of
Number                               per Share       Dividend      Securities to
of Shares    Name of Issuer <F1>     <F2>            Yield <F3>    Trust <F2>
------------ ---------------------- -----------     -----------     -----------
                                     $              $               $
------------                                                        --
                                                                    $
============                                                        ==


See "Notes to Portfolios" .

Strategic Fifteen Trust
Global Portfolio

This Trust seeks above-average total return by investing in fifteen stocks comprised of the five stocks in each of the DJIA, FT Index and Hang Seng Index with the 2nd through 6th lowest per share stock price of the ten companies in each index having the highest dividend yield. The Trust uses a refined indexing strategy in an effort to combine the growth potential of undervalued stocks with actively-traded well-known companies listed in the United States, United Kingdom and Hong Kong.

The Trust is designed as part of a long-term investment strategy and you may be able to achieve more consistent overall results by following the strategy over several years. The Sponsor currently intends to offer successive trusts approximately 13 months after the Initial Date of Deposit and at Trust termination. You may roll your investment into these trusts at a reduced sales charge, if available. See "Special Redemption and Rollover" in Prospectus Part II.

[Chart appears here]



Hypothetical Total Return
-----------------------------------------------------------------------------------------------------------------------------------
One Year Strategy                                                                                                 Two Year Strategy
--------------------------------------------------------------- -------------------------------------------------------------------
Year  Combined   Average of   Year  Combined  Average of                                      Two Year       Combined   Average of
      Fifteen    Index Total        Fifteen   Index Total                                     Period Ended   Fifteen    Index Total
                 Returns                      Returns                                                                   Returns
-----------------------------------------------------------------------------------------------------------------------------------
1973                          1986                                                                1973
1974                          1987                                                                1975
1975                          1988                                                                1977
1976                          1989                                                                1979
1977                          1990                                                                1981
1978                          1991                                                                1983
1979                          1992                                                                1985
1980                          1993                                                                1987
1981                          1994                                                                1989
1982                          1995                                                                1991
1983                          1996                                                                1993
1984                          1997                                                                1995
1985                                                                                              1997


See "Notes to Hypothetical Performance Tables" .

Hypothetical Strategy Performance

These tables compare the hypothetical total return of the fifteen stocks comprised of the five stocks in each of the DJIA, FT Index and Hang Seng Index with the 2nd through 6th lowest per share stock price of the ten companies in each index having the highest dividend yield. The ("Combined Fifteen" ) with the total return of all of the stocks in the DJIA, FT Index and Hang Seng Index ("Average of Index Total Returns" ). The tables illustrate both a one-year buy-and-hold strategy and a two-year buy-and-hold strategy.

These hypothetical returns are not actual past performance of the Trust or prior series and are not guarantees of future results. Of course, there is no assurance that the Trust will achieve its objective. The Average of Index Total Returns is calculated by using a simple arithmetic average of the total returns of the three indices. There is no published index combining the total returns of these indices. See "Notes to Hypothetical Performance
Tables" .


[Chart appears here]


Portfolio
                                     Market Value    Current       Cost of
Number                               per Share       Dividend      Securities to
of Shares    Name of Issuer <F1>     <F2>            Yield <F3>    Trust <F2>
------------ ---------------------- -----------     -----------     -----------
                                     $              $               $
------------                                                        --
                                                                    $
============                                                        ==


See "Notes to Portfolios" .


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 88:

We have audited the accompanying statements of condition and the related portfolios of Van Kampen American Capital Equity Opportunity Trust, Series 88 as of _____. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.

We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 88 as of _____, in conformity with generally accepted accounting principles.

                                            GRANT THORNTON LLP

Chicago, Illinois

_____


Notes to Hypothetical Performance Tables

The Strategy Stocks for each period were identified by applying the applicable Trust strategy on the first trading day of the period on the New York Stock Exchange (or on the London Stock Exchange for the United Kingdom Trust and Hong Kong Stock Exchange for the Hong Kong Trust). It should be noted that the Strategy Stocks in any table are not the same stocks from year to year and may not be the same stocks as those included in any Trust. Total return for each period was calculated by (1) subtracting the closing sale price of the stocks on the first trading day of the period from the closing sale price of the stocks on the last trading day of the period, (2) adding dividends paid during that period and (3) dividing the result by the closing sale price of the stocks on the first trading day of the period. Adjustments were made to reflect events such as stock splits and corporate spin-offs. Total return does not take into consideration sales charges, commissions, expenses or taxes that will be incurred by Unitholders. With respect to foreign securities, all values are converted into U.S. dollars using the offering side currency exchange rate for the British pound or the Hong Kong dollar, as applicable. The hypothetical $10,000 investment charts assume that all dividends are reinvested at the end of each rollover period.

These tables represent hypothetical past performance of the Trust strategies (not the Trusts) and are not guarantees or indications of future performance of any Trust. Unitholders will not necessarily realize as high a total return as the hypothetical returns in the tables for several reasons including, among others: the total return figures in the tables do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; a Trust may not be able to invest equally in the Securities and may not be fully invested at all times; the Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different. In addition, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect actual returns. There can be no assurance that any Trust will outperform the related stock index over thirteen months, its life or future rollover periods, if available. The sources for the information contained in the tables are Barron's, Bloomberg L.P., Dow Jones Corporation, Ibbotson Associates, Datastream International, Inc., Extell Financial LTD. and the Hong Kong Stock Exchange. The Sponsor has not independently verified the data obtained from these sources but has no reason to believe that this data is incorrect in any material respect.

Notes to Portfolios

(1)The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on _____ and _____ and have settlement dates ranging from _____, 1998 to _____, 1998 (see "The Fund" in Prospectus Part II).

(2)The market value of each Security is based on the closing sale price on the applicable exchange on the day prior to the Initial Date of Deposit (on the Initial Date of Deposit for the United Kingdom and Hong Kong Trusts). Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:



                                                    Profit
                                       Cost To      (Loss) To
                                       Sponsor      Sponsor
                                      ------------ --------------
Strategic Ten United States Trust     $            $
Strategic Five United States Trust    $            $
Strategic Picks Opportunity Trust     $            $
Strategic Ten United Kingdom Trust    $            $
Strategic Ten Hong Kong Trust         $            $
Strategic Thirty Global Trust         $            $
Strategic Fifteen Global Trust        $            $


(3)Current Dividend Yield for each Security was calculated by dividing the estimated annual dividends per share by the Security's market value as of the close of trading on the day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.

The Securities

[DESCRIPTIONS TO COME]


STATEMENTS OF CONDITION
As of _____, 1998
                                                 Strategic      Strategic                           Strategic
                                                 Ten            Five                                Ten
                                                 United         United                              United
INVESTMENT IN SECURITIES                         States         States        Strategic Picks       Kingdom
                                                 Trust          Trust         Opportunity Trust     Trust
                                                -------------- -------------- -----------------    --------------
Contracts to purchase Securities <F1>.......... $              $              $                    $
Organizational costs <F2>......................
                                                -------------- -------------- -----------------    --------------
Total.......................................... $              $              $                    $
                                                ============== ============== =================    ==============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
Accrued organizational costs <F2>.............. $              $              $                    $
Deferred sales charge liability <F3>...........
Interest of Unitholders--
Cost to investors <F4>.........................
Less: Gross underwriting commission <F4><F5>...
                                                -------------- --------------  --------------      --------------
Net interest to Unitholders <F4>...............
                                                -------------- --------------  --------------      --------------
Total.......................................... $              $              $                    $
                                                ============== ==============  ==============      ==============

==========

<F1>The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price" in Prospectus Part II. The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

<F2>Each Trust will bear all or a portion of its organizational costs, which will be deferred and amortized over one year. Organizational costs have been estimated based on a projected Trust size of $_____, $_____, $_____ and $_____ for the Strategic Ten United States, Strategic Five United States, Strategic Picks Opportunity Trust and Strategic Ten United Kingdom Trusts respectively.
To the extent a Trust is larger or smaller, the estimate will vary.

<F3>Represents the amount of mandatory distributions from a Trust on the bases set forth under "Public Offering" in Prospectus Part II.

<F4>The aggregate public offering price and the aggregate first year sales charge
are computed on the bases set forth under "Public   Offering--Offering
Price" in Prospectus Part II.

<F5>Assumes only the first year sales charge.



STATEMENTS OF CONDITION
As of _____, 1998
                                                 Strategic
                                                 Ten            Strategic      Strategic
                                                 Hong           Thirty         Fifteen
INVESTMENT IN SECURITIES                         Kong           Global         Global
                                                 Trust          Trust          Trust
                                                -------------- -------------- --------------
Contracts to purchase Securities <F1>.......... $              $              $
Organizational costs <F2>......................
                                                -------------- -------------- --------------
Total.......................................... $              $              $
                                                ============== ============== ==============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
Accrued organizational costs <F2>.............. $              $              $
Deferred sales charge liability <F3>...........
Interest of Unitholders--
Cost to investors <F4>.........................
Less: Gross underwriting commission <F4><F5>...
                                                -------------- -------------- --------------
Net interest to Unitholders <F4>...............
                                                -------------- -------------- --------------
Total.......................................... $              $              $
                                                ============== ============== ==============

==========

<F1>The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price" in Prospectus Part II. The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

<F2>Each Trust will bear all or a portion of its organizational costs, which will be deferred and amortized over one year. Organizational costs have been estimated based on a projected Trust size of $_____, $_____ and $_____ for the Strategic Ten Hong Kong, Strategic Thirty Global and Strategic Fifteen Global Trusts, respectively. To the extent a Trust is larger or smaller, the estimate will vary. Securities will be sold to pay organizational costs.

<F3>Represents the amount of mandatory distributions from a Trust on the bases set forth under "Public Offering" in Prospectus Part II.

<F4>The aggregate public offering price and the aggregate first year sales charge
are computed on the bases set forth under "Public   Offering--Offering
Price" in Prospectus Part II.

<F5>Assumes only the first year sales charge.

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.



Title                                                   Page
Summary of Essential Financial Information...........
Fee Table............................................
Strategic Ten Trust United States Portfolio..........
Strategic Five Trust United States Portfolio.........
Strategic Picks Opportunity Trust Portfolio..........
Strategic Ten Trust United Kingdom Portfolio.........
Strategic Ten Trust Hong Kong Portfolio..............
Strategic Thirty Trust Global Portfolio..............
Strategic Fifteen Trust Global Portfolio.............
Notes to Hypothetical Performance Tables.............
Notes to Portfolios..................................
The Securities.......................................
Report of Independent Certified Public Accountants...
Statements of Condition .............................


TABLE OF CONTENTS

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS PART I

_____, 1998



Strategic Ten Trust
United States Portfolio,_____ Series

Strategic Five Trust
United States Portfolio,
_____ Series

Strategic Picks
Opportunity Trust,
_____ Series

United Kingdom Portfolio,
_____ Series

Hong Kong Portfolio,
_____ Series

Strategic Thirty Trust
Global Portfolio,
_____ Series

Strategic Fifteen Trust
Global Portfolio,
_____ Series


 A Wealth of Knowledge A Knowledge of Wealth

VAN KAMPEN AMERICAN CAPITAL
One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056

Please retain this Prospectus for future reference.

When Units of the Trusts are no longer available, or for investors who will reinvest into subsequent series of the Trusts, this Prospectus may be used as a preliminary prospectus for a future series, in which case investors would note the following:

Information contained herein is subject to completion or amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
Van Kampen American Capital

Prospectus Part II

Strategic Ten Trust            Strategic Five Trust          Strategic Fifteen Trust
   United States Portfolio        United States Portfolio        Global Portfolio
   United Kingdom Portfolio    Strategic Thirty Trust        Strategic Picks Opportunity Trust
   Hong Kong Portfolio            Global Portfolio

The Fund. This series of Van Kampen American Capital Equity Opportunity Trust (the "Fund" ) is comprised of the underlying separate unit investment trusts set forth in Prospectus Part I (the "Trusts" ). Each Trust uses a refined indexing strategy that seeks to identify a diversified portfolio of well-known, undervalued common stocks that provide the potential for above-average total return through a combination of capital appreciation and dividend income, consistent with the preservation of invested capital. The investment strategy and portfolio of each Trust are described in Prospectus
Part I and under "Objectives and Securities Selection" . The Trusts invest in companies from the Dow Jones Industrial Average ("DJIA" ), the Financial Times Industrial Ordinary Share Index ("FT Index" ), the
Hang Seng Index or the Morgan Stanley Capital International USA Index ("
MSCI USA Index" ), or from a combination of these indexes. The publishers of these indexes have not participated in any way in the creation of the Trusts or in the selection of stocks included in the Trusts and have not approved any information herein relating thereto. With the exception of the MSCI USA Index, the publishers of these indexes have not granted to the Fund or the Sponsor a license to use these indexes and are not affiliated with the Sponsor.

Units of the Trusts are not insured by the FDIC, are not deposits or other obligations of, or guaranteed by, any depository institution or any government agency and are subject to investment risk, including possible loss of the principal amount invested.

__________, 1998

This Prospectus Part II may not be distributed unless accompanied by Part I.Both Parts of this Prospectus should be retained for future reference.

An Information Supplement has been filed with the Securities and ExchangeCommission ("SEC" ) and can be obtained without charge by calling(800) ___-____ or is available along with other related materials at the SEC'sinternet site (http://www.sec.gov). This Prospectus incorporates by referencethe entire Information Supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Public Offering Price.The Public Offering Price of Units includes the aggregate underlying value of the Securities, an initial sales charge, and cash, if any, in the Income and Capital Accounts. Unitholders will also be subject to deferred sales charges. During the initial offering period, the sales charge is reduced for sales involving at least 5,000 Units of a Trust. See "Public Offering" .

Distributions. Dividends received by the Trusts will be distributed semi-annually on the Distribution Dates described under "Summary of Essential Financial Information" in Prospectus Part I. Distributions may be received in cash, reinvested into additional Units or reinvested into Van Kampen American Capital or Morgan Stanley mutual funds. See "Rights of Unitholders--Distributions" and "Rights of Unitholders--Reinvestment
Option" .

Rollover. Each Trust's investment strategy is designed to be implemented on an annual basis. As part of this strategy, the Sponsor currently intends to offer two special rollovers into new trusts on the Special Redemption Dates described under "Summary of Essential Financial Information" in Prospectus Part I. The new trusts will implement the related investment strategies at the time they are created. Of course, there is no guarantee that future trusts will be offered. See "Rights of Unitholders--Special
Redemption and Rollover" .

Redemption and Market for Units. Unitholders generally may dispose of Units either through redemption or by selling the Units in a secondary market. Units may be redeemed for cash by properly tendering the Units to the Trustee on any Trust business day. In kind redemptions are also available in certain cases. In addition, although not obligated to do so, the Sponsor currently intends to maintain a secondary market and continuously offer to repurchase Units. See "Rights of Unitholders--Redemption of Units" and "Public
Offering--Market for Units" .

Termination. An investment in Units will be redeemed approximately thirteen months from the Initial Date of Deposit unless a Unitholder elects in writing to remain invested through the Mandatory Termination Date. Approximately thirteen months after the Initial Date of Deposit, Unitholders will be given the option to (i) have their Units redeemed and reinvest the proceeds into a new trust (the "Rollover" ), (ii) receive an in-kind distribution of Securities (if applicable) or (iii) continue to hold the Units through Trust termination approximately two years following the Initial Date of Deposit. If a Unitholder makes no election at the first Special Redemption Date, the Unitholder's Units will be redeemed on that date and the Unitholder will receive cash representing their pro rata portion of the Trust's assets. The Trusts will terminate no later than the Mandatory Termination Date. See " Fund Administration--Trust Termination" .

Risk Factors. An investment in Units should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market and currency fluctuations, the lack of adequate financial information concerning an issuer and exchange control restrictions impacting foreign issuers. For certain risk considerations related to the Trusts, see "Risk Factors" .

THE FUND

--------------------------------------------------------------------------
The Fund was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement" ), dated the date of this Prospectus (the "Initial Date of Deposit" ), among Van
Kampen American Capital Distributors, Inc., as Sponsor, Van Kampen American Capital Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator.

The Fund offers investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities which are components of major stock indexes. The Strategic Ten Trusts consist of the ten highest dividend yielding stocks in the DJIA, FT Index or Hang Seng Index. The Strategic Five Trust consists of the five stocks having the 2nd through 6th lowest per share stock price of the ten highest dividend yielding stocks in the DJIA. The Strategic Thirty Trust consists of thirty stocks which include the common stocks of the ten highest dividend yielding stocks in each of the DJIA, FT Index and Hang Seng Index. The Strategic Fifteen Trust consists of fifteen common stocks which include the five stocks in each of the DJIA, FT Index and Hang Seng Index with the 2nd through 6th lowest per share stock price of the ten highest dividend yielding stocks in each index. The Strategic Picks Trust consists of the ten highest dividend yielding stocks selected from a subset of the MSCI USA Index.

The Fund may be an appropriate medium for investors who desire to participate in portfolios of common stocks with greater diversification than they might be able to acquire individually and who are seeking to achieve a better performance than the related indexes through an investment in the highest dividend yielding stocks of these indexes. An investment in approximately equal values of such stocks each year has in most instances provided a higher total return than investments in all of the stocks which are components of the respective indexes.

On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Trusts. Unless otherwise terminated as provided in the Trust Agreement, the Trusts will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used herein the term "Securities" means the securities (including contracts to purchase these securities) listed in "Portfolio" for each Trust in Prospectus Part I and any additional securities deposited into each Trust.

Additional Units of a Trust may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Trust, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Trust's portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Trusts will pay the associated brokerage or acquisition fees.

Each Unit of a Trust initially offered represents an undivided interest in that Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

Each Trust consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" in Prospectus Part I as may continue to be held from time to time in the Trust,
(b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION

--------------------------------------------------------------------------
The objective of each Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of actively traded equity securities selected using the Trust's investment strategy. There is no assurance that a Trust will achieve its objective.

The Strategic Ten Trust portfolios are selected by ranking the DJIA, FT Index or Hang Seng Index stocks by dividend yield and including the ten highest dividend yielding stocks in the related Trust portfolio.

The Strategic Five Trust portfolio is selected by implementing the following strategy. The ten highest dividend yielding DJIA stocks are identified. These stocks are ranked by share price and the lowest priced stock is eliminated. Of the remaining nine stocks, the five lowest priced stocks are selected for the Trust portfolio.

The Strategic Thirty Trust combines each Strategic Ten Trust's strategy in a single portfolio of thirty stocks. The stocks in the DJIA, FT Index and Hang Seng Index are ranked by dividend yield. The ten stocks in each index with the highest dividend yield are selected for the Trust portfolio.

The Strategic Fifteen Trust applies the Strategic Five Trust strategy to the DJIA, FT Index and Hang Seng Index to combine these strategies in a single portfolio of fifteen stocks. The ten highest dividend yielding DJIA, FT Index and Hang Seng Index stocks are identified. The ten stocks from each index are independently ranked by share price and the lowest priced stock is eliminated. The five lowest priced stocks in each index subset are selected for the Trust portfolio.

The Strategic Picks Trust portfolio is selected by implementing the following investment strategy. Beginning with the MSCI USA Index, all stocks of companies in the financial or utility sectors and stocks in the DJIA are removed. This pool of stocks is screened to include only those companies that have positive one- and three-year sales and earnings growth rates and two years of positive dividend growth. The remaining stocks are ranked highest to lowest by annual trading volume and only the top 75% are retained. The remaining stocks (the "Strategic Picks Subset" ) are ranked by dividend yield and the ten highest dividend yielding stocks are selected for the Trust portfolio.

Each Trust portfolio is selected by implementing the Trust strategy as of the close of business three business days prior to the Initial Date of Deposit (the "Selection Time" ). In the case of securities traded on a United
States securities exchange, the dividend yield is computed by annualizing the last dividend declared and dividing the result by the market value at the Selection Time. In the case of securities traded on a foreign securities exchange, the dividend yield is computed by adding the most recent interim and final dividends declared and dividing the result by the market value at the Selection Time.

The Trusts seek to achieve better performance than the related indexes through similar investment strategies. Investment in a number of companies having high dividends relative to their stock prices (because their stock prices may be undervalued) is designed to increase the potential for higher returns over time. The Trust investment strategies are designed to be implemented on an annual basis. Investors who hold Units through Trust termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust each year. Investors should note that the U.S. federal income tax rate for certain capital gains for investments held for more than 18 months is currently 20% (10% in the case of certain taxpayers in the lowest federal tax bracket). Unitholders who elect to hold their investment through Trust termination may qualify for this treatment if any capital gains are realized. Unitholders who make no election at the first Special Redemption Date and Unitholders who elect to reinvest into a new trust at the first Special Redemption Date will not qualify for this treatment but will generally be subject to a maximum federal capital gains tax rate of 28% if any capital gains are realized. See "Taxation" .

Investors should note that the above criteria were applied to the Securities for inclusion in the Trusts as of three business days prior to the Initial Date of Deposit. Subsequent to this date, the Securities may no longer be included in an index or meet the above criteria. Should a Security no longer be included in these indexes or meet the selection criteria, the Security will not as a result thereof be removed from its Trust portfolio.

RISK FACTORS

--------------------------------------------------------------------------
General. An investment in Units should be made with an understanding of the risks of investing in common stocks, including the risk that the value of Units will decline if the financial condition or perception of the issuers of the Securities deteriorates or if the general condition of the stock market worsens. Common stocks may be especially susceptible to general market movement and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Therefore, holders of common stocks generally have inferior rights to receive dividend payments from an issuer compared to creditors and holders of preferred stocks or debt obligations of the issuer. Common stocks do not offer any assurance of income and dividends are paid only if, when and in the amount declared by an issuer's board of directors. The value of the Securities will fluctuate over the life of a Trust. At the time of redemption, rollover or Trust termination the value of Units may be more or less than at the time of purchase.

Units will be redeemed approximately thirteen months after the Initial Date of Deposit unless a Unitholder elects in writing to remain invested in the Trust through the Mandatory Termination Date. If a Unitholder makes no election at the first Special Redemption Date, the Unitholder's Units will be redeemed on that date and the Unitholder will receive cash representing their portion of the Trust's assets. Unitholders who elect to hold Units after the first Special Redemption Date should note that this redemption process could cause the value of a Trust to fall below the Minimum Termination Value and could result in a termination of the Trust before the Mandatory Termination Date. This could cause a Unitholder who elects to hold Units after the first Special Redemption Date to receive a distribution of Unit proceeds following this date notwithstanding this election.

Foreign Issuers. Because a Global Trust invests in securities of foreign issuers, an investment in a Global Trust involves risks that differ in some respects from an investment exclusively in domestic issuers. The value of foreign securities may be negatively impacted by future political and economic developments, international trade conditions, currency exchange rate fluctuations, foreign withholding taxes, exchange controls or other government restrictions, less publicly available information and the absence of uniform accounting, auditing and financial reporting standards. Foreign securities markets are often less liquid, more volatile and involve higher trading costs than U.S. markets. Foreign securities markets, brokers and companies are generally not subject to the same level of supervision and regulation as in the United States.

Currency Exchange Rates. Fluctuations in foreign currency exchange rates can significantly increase or decrease the U.S. dollar value of foreign securities because securities of foreign issuers generally trade and pay dividends in foreign currencies. For example, if a foreign stock rose 10% in price during a year, but the U.S. dollar gained 5% against the related foreign currency during that time, the U.S. investor's return would be reduced to approximately 5%. This is because the foreign currency would "buy" fewer dollars at the end of the year than at the beginning, or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. While the Hong Kong dollar has been "pegged" to the U.S. dollar since 1983, if the Hong
Kong dollar ceases to be pegged to the U.S. dollar there could be a significant negative impact on the value of Hong Kong securities. The range of fluctuation in the United Kingdom pound sterling and the Hong Kong dollar relative to the U.S. dollar is shown in the following table:

Range of Fluctuations in Foreign Currencies

         United Kingdom
         Pound Sterling/    Hong Kong/
Year     U.S. Dollar        U.S. Dollar
-------- ------------------ --------------
1983            0.616-0.707    6.480-8.700
1984            0.670-0.864    7.774-8.050
1985            0.672-0.951    7.729-7.990
1986            0.643-0.726    7.768-7.819
1987            0.530-0.680    7.751-7.822
1988            0.525-0.601    7.764-7.912
1989            0.548-0.661    7.775-7.817
1990            0.504-0.627    7.740-7.817
1991            0.499-0.624    7.716-7.803
1992            0.499-0.667    7.697-7.781
1993            0.630-0.705    7.722-7.766
1994            0.610-0.684    7.723-7.750
1995            0.610-0.653    7.726-7.763
1996            0.583-0.670    7.724-7.742
1997

Source: Bloomberg L.P.

The Trusts' foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Evaluator will estimate currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Trust might obtain had the Trustee sold the currency in the market at that time.

United Kingdom. Because United Kingdom, Strategic Thirty and Strategic Fifteen Trusts are concentrated in issuers located in the United Kingdom, an investment in these Trusts should be made with an understanding of the United Kingdom economy. The emphasis of the United Kingdom economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance, and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and make a significant contribution to the country's balance of payments. Because the United Kingdom is a member of the European Union, its economy is dependent in part on other European economies and is subject to the effects of rapid economic, political and social development throughout Europe. The extent and nature of future developments in the United Kingdom or Europe is impossible to predict. Any negative developments in the United Kingdom economy or in other European economies could have a significant adverse impact on the value of Units.

Hong Kong. Because Hong Kong, Strategic Thirty and Strategic Fifteen Trusts are concentrated in issuers located in Hong Kong, an investment in these Trusts should be made with an understanding of the risks related to an investment in Hong Kong issuers. Hong Kong, established as a British colony in the 1840s, reverted to Chinese sovereignty on July 1, 1997 and became a Special Administrative Region ("SAR" ) of China. Under British rule, the Hong Kong government generally followed a laissez-faire policy toward industry with no major import, export or foreign exchange restrictions and regulation of business was generally minimal with certain exceptions, including regulated entry into certain sectors of the economy.

Hong Kong's new constitution is the Basic Law (promulgated by China in 1990), which binds the executive, legislative and judicial branches of the SAR government and provides a framework under which the legal system in place prior to the handover can continue. Among other things, the Basic Law provides that the Hong Kong SAR will exercise a high degree of autonomy, except in foreign and defense affairs, and enjoy executive, legislative and independent judicial power. The Basic Law also provides that the socialist system and policies will not be practiced in the SAR and that the previous capitalist system and way of life will remain unchanged for 50 years. In addition, the Basic Law provides that the laws previously in force in Hong Kong will be maintained, except for any laws that contravene the Basic Law and subject to any amendment by the SAR legislature. The Basic Law provides that the SAR government will provide an economic and legal environment for the maintenance of Hong Kong's status as an international financial center. The Standing Committee of the National People's Congress of China has the power to interpret the Basic Law, although the SAR courts may interpret the Basic Law in connection with cases before them. Prior to the handover, the Standing Committee of the National People's Congress resolved that a variety of laws were in contravention of the Basic Law.

Hong Kong is currently governed by the Provisional Legislative Council and Tung Chee-hwa, the Chief Executive of the Hong Kong SAR. The Provisional Legislative Council and Tung Chee-hwa were selected by the Preparatory Committee appointed by China to oversee the transition to Chinese sovereignty which voted to disband Hong Kong's Legislative Council prior to the reversion. The former Legislative Council was elected in September 1995 pursuant to a constitutional reform package intended to broaden the basis of popular representation in the Legislative Council and which was strongly opposed by China. Prior to the reversion, the Preparatory Committee's legal sub-group proposed the modification or repeal of several laws, including portions of the Bill of Rights, which it claimed were contrary to the Basic Law. Upon the Hong Kong reversion, the Provisional Legislative Council immediately passed legislation confirming bills passed prior to the reversion including bills amending certain legislation identified as being contrary to the Basic Law. Following the reversion, the SAR government proposed a bill to suspend certain legislation that was passed at the final sitting of the previous Legislative Council. The SAR government also unveiled rules for the first post-reversion elections to a new Legislative Council which would replace the Provisional Legislative Council. These rules included a change to the single-seat, single-vote system used in the 1995 elections to elect councilors for geographical constituencies. The first elections are scheduled to occur in May 1998, and twenty seats in the 60-seat legislature will be up for election, with the remainder to be filled from small special-interest constituencies and by direct appointment. It is possible that future developments in Hong Kong and actions of the SAR government may damage public confidence, increase market volatility or have an adverse impact on the Hong Kong stock market and on Units. China currently enjoys most favored nation status from the United States, which is subject to annual review by the President of the United States and Congress. Revocation of most favored nation status would have a severe effect on China's trade and could have a significant adverse effect on the value of Units.

Securities prices on the Hong Kong Stock Exchange and, specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, the Hang Seng Index declined by approximately 36% in October 1997, as a result of speculation that the Hong Kong dollar would be devalued or would no longer be pegged to the U.S. dollar and in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following riots at Tiananmen Square in China. Also, during 1994, the Hang Seng Index lost approximately 31% of its value. The Hang Seng Index is subject to change, and delisting of any issues or removal of issuers from the Hang Seng Index may have an adverse impact on the performance of a Trust, although delisting or removal would not necessarily result in the disposal of the stock of these companies, nor would it prevent a Trust from purchasing additional Equity Securities. In recent years, a number of companies have delisted from the Hong Kong Stock Exchange, including Jardine Matheson Holdings Ltd., Jardine Strategic Holdings Ltd. in 1994 and three other Jardine affiliates in 1995. These five companies represented almost 10% of the total capitalization of the Hang Seng Index at that time. In addition to these delistings, Hong Kong Aircraft Engineering Co. Ltd. and Miramar Hotel and Investment were removed from the Hang Seng Index and replaced by First Pacific Company Ltd. and Henderson Investments Ltd. on August 30, 1996. In addition, Shun Tak Holdings Ltd. and South China Morning Post (Holdings) Ltd. were removed from the Hang Seng Index and replaced by Shanghai Industrial Holdings Ltd. and China Telecom (Hong Kong) Ltd. on January 27, 1998. As part of this change, the publisher of the Hang Seng Index announced that because the Hong Kong Stock Exchange now lists more Chinese and China-affiliated companies, stocks included in the Hang Seng Index would no longer be required to have a substantial business presence in Hong Kong. The publisher also announced that a listing history on the Hong Kong Stock Exchange of less than 24 months would not preclude a company from being included in the Hang Seng Index (this has generally been a criteria for inclusion in the past). Shanghai Industrial only became listed on the Exchange in May 1996 and China Telecom listed in October 1997. No assurance can be made that future changes in the composition of the Hang Seng Index will not occur.

A Hong Kong, Strategic Thirty and Strategic Fifteen Trust may be concentrated in common stocks of companies engaged in real estate asset management, development, leasing, property sale and other related activities. A variety of factors may have an adverse impact on companies in this industry such as economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulation), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchases of real estate.

PUBLIC OFFERING

--------------------------------------------------------------------------
General. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The initial sales charge is equal to the difference between the total first year sales charge (2.75% of the Public Offering Price) and the deferred sales charge imposed prior to the first Special Redemption Date ($0.175 per Unit). In addition, Unitholders who elect to hold Units after the first Special Redemption Date will be subject to a deferred sales charge of $0.15 per Unit imposed during the second year. The first and second year deferred sales charges accrue daily and are assessed over the collection periods described in notes (2) and (3) to the "Fee
Table" in Prospectus Part I. If any deferred sales charge payment date is not a business day, the payment will be charged on the next business day. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. The total maximum sales charge assessed to each Unitholder prior to the first Special Redemption Date is 2.75% of the Public Offering Price (2.828% of the aggregate value of the Securities less the deferred sales charge). The total sales charge assessed to each Unitholder who elects to hold Units through Trust termination is 4.25% of the Public Offering Price (4.439% of the aggregate value of the Securities less the deferred sales charge). The initial offering period sales charge is reduced as follows:

Aggregate Number of
Units Purchased*       Sales Charge Reduction
---------------------- -----------------------------
5,000-9,999          .                        0.25%
10,000-14,999        .                        0.50
15,000-99,999        .                        0.85
100,000 or more      .                        1.75
__________________
*The breakpoint sales charges are also applied on a
dollar basis utilizing a breakpoint equivalent in
the above table of $10 per Unit and will be applied
on whichever basis is more favorable to the
investor. The breakpoints will be adjusted to take
into consideration purchase orders stated in
dollars which cannot be completely fulfilled due to
the requirement that only whole Units be issued.

Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Trusts for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date" ) or (b) on any day subsequent to the Initial Purchase Date if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualified for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members" ) will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

During the initial offering period, unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of all Trusts at the Public Offering Price per Unit less 1%.

During the initial offering period of the Trusts, unitholders of unaffiliated unit investment trusts having an investment strategy similar to the investment strategy of the Trusts may utilize proceeds received upon termination or upon redemption immediately preceding termination of such unaffiliated trust to purchase Units of a Trust at the Public Offering Price per Unit less 1%.

Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Van Kampen American Capital Distributors, Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

The minimum purchase is 100 Units. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

Offering Price. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trusts. The price of the Securities set forth in Prospectus Part I was determined by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange, except that the Evaluation Time for a Hong Kong Trust is the close of the Hong Kong Stock Exchange and the Evaluation Time for a United Kingdom Trust is the close of the London Stock Exchange. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day" , as used herein and under "Rights of Unitholders--Redemption of Units" , excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" excludes holidays observed by the London Stock Exchange for a United Kingdom Trust and excludes holidays observed by the Hong Kong Stock Exchange for a Hong Kong Trust. In connection with a Strategic Thirty or Strategic Fifteen Trust, the term "business day" also excludes any day on which Securities representing greater than 33% of the Securities in a Trust are not traded on the principal trading exchange for such Securities due to a customary business holiday on such exchange; accordingly, purchases or redemptions of Units in these Trusts on such a day will be based on the next determination of price of the Securities (and the price of the Units would be the next computed Unit price).

The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Securities are not listed on a national or foreign securities exchange or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market or (c) by any combination of the above. In the case of the Global Trusts, the value of the Securities during the initial offering period is based on the aggregate underlying value of the foreign Securities computed on the basis of the offering side value of the related currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Trust, taken as a whole, which are represented by the Units.

Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as set forth in the following table. A portion of the concessions or agency commissions represents amounts paid by the Sponsor out of its own assets as additional compensation.


                          Initial Offering Period
Aggregate Number of       Concession or Agency
Units  Purchased*         Commission per Unit
------------------------- ------------------------
1 - 4,999................                 2.10%
5,000 - 9,999............                 1.85
10,000 - 14,999..........                 1.60
15,000 - 99,999..........                 1.25
100,000 or more..........                 0.50
_____________________   .
*The breakpoint concessions or agency commissions
are also applied on a dollar basis utilizing a
breakpoint equivalent in the above table of $10
per Unit and will be applied on whichever basis
is more favorable to the broker, dealer or agent.

Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For Rollover transactions the total concession or agency commission will amount to 1.1% per Unit (or such lesser amount resulting from discounts). For all secondary market transactions the total concession or agency commission will amount to 2.1% per Unit. In addition to the amounts set forth above, for transactions involving Unitholders who elect to hold Units after the first Special Redemption Date, the total concession or agency commission will include an additional 1% per Unit which will be paid to the broker, dealer or agent subsequent to the first Special Redemption Date. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

Broker-dealers of the Trusts, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Trust. These programs will not change the price Unitholders pay for their Units or the amount that a Trust will receive from the Units sold.

Sponsor Compensation. The Sponsor will receive a gross sales commission equal to 2.75% of the Public Offering Price (4.25% of the Public Offering Price with respect to sales to Unitholders who hold Units after the first Special Redemption Date). Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios" in Prospectus Part I. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

Market for Units. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units" ). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. The Sponsor intends to maintain a secondary market for Units only during the first six months following the Initial Date of Deposit. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See " Rights of Unitholders--Redemption of Units" . Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale (however, Units sold on or prior to the first Special Redemption Date will not be assessed the remaining $0.15 per Unit deferred sales charge). The Trustee will notify the Sponsor of any tendered of Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

Tax-Sheltered Retirement Plans. Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS

--------------------------------------------------------------------------
Distributions. Dividends and any net proceeds from the sale of Securities received by a Trust will be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates are listed under "Summary of Essential Financial Information" in Prospectus Part I. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen American Capital or Morgan Stanley mutual funds. See "Rights of Unitholders--Reinvestment Option" .

Dividends received by a Trust are credited to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP. To use the Dividend Reinvestment Service, the broker or dealer must have access to a PTS terminal equipped with the Elective Dividend System function (EDS). Unitholders will be subject to the remaining deferred sales charge payments due on Units. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.

In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen American Capital or Morgan Stanley mutual funds which are registered in the Unitholder's state of residence (the "Reinvestment Funds" ). Each
Reinvestment Fund has investment objectives which differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares
(or fractions thereof) of a Reinvestment Fund will be made at a net asset value as computed as of the close of trading on the New York Stock Exchange on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value. Confirmations of all reinvestments will be mailed to the Unitholder by the Reinvestment Fund.

A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time, the date of tender is deemed to be the next business day. The London Stock Exchange and the Hong Kong Stock Exchange are open for trading on certain days which are U.S. holidays on which the Fund will not transact business. The foreign Securities will continue to trade on those days and thus the value of the Global Trusts may be significantly affected on days when a Unitholder cannot sell or redeem Units.

Unitholders tendering 1,000 or more Units of a Trust for redemption may request an in kind distribution of any U.S.-traded Securities equal to the Redemption Price per Unit on the date of tender. An in kind distribution will be made by the Trustee through the distribution of each of the U.S.-traded Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. Shares of any Securities traded on a foreign securities exchange will not be distributed in kind, but a Unitholder will instead receive cash representing his portion of these Securities. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Trust will be, and the diversity of a Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special U.S. federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation" .

The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Securities in the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) any unpaid deferred sales charge payments (however, Unitholders who terminate their investment on or prior to the first Special Redemption Date will not be assessed the remaining $0.15 per Unit deferred sales charge). For these purposes, the Evaluator may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. In the case of Securities traded on a foreign securities exchange, the aggregate value is computed on the basis of the bid side value of the currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

Special Redemption and Rollover. The Trust strategies are designed to be followed on an annual basis. The Trusts, however, offer investors the flexibility to follow the strategies on an annual or a biennial basis. Accordingly, Unitholders may follow the strategies by electing to participate in a "Rollover" on either Special Redemption Date. The Sponsor currently intends that a subsequent series of each Trust will be available for a Rollover on each Special Redemption Date.

On the first Rollover Notification Date the Trustee will provide written notice to Unitholders giving Unitholders the option to (1) participate in the first Rollover and have their Units reinvested into a subsequent trust series,
(2) receive an in kind distribution of Securities (if applicable) or (3) continue to hold Units through the Mandatory Termination Date. An investment in Units will be redeemed on the first Special Redemption Date unless a Unitholder elects in writing to remain invested in their Trust through the Mandatory Termination Date. Unitholders who do not make an election at least five days prior to the first Special Redemption Date will receive a cash distribution equal to the Redemption Price per Unit on that date as described under "Rights of Unitholders--Redemption of Units" . Unitholders who elect to remain invested in a Trust after the first Special Redemption Date will not receive new Units but will continue to hold the same Units and remain invested in the same Trust until the Mandatory Termination Date or until the Unitholder redeems the Units.

If a Unitholder elects to participate in a Rollover, their Units will be redeemed on the related Special Redemption Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series as directed by the Unitholder at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on each Special Redemption Date. It is not anticipated that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

The Sponsor intends to make subsequent trust series available for sale on each Special Redemption Date. Of course, there can be no guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Trusts. There can be no assurance that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Trust procedures. The Sponsor may, in its sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If the Sponsor decides not to offer a subsequent series, Unitholders will be notified prior to the related Special Redemption Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the related Special Redemption Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation" .

Certificates. Ownership of Units is evidenced by certificates unless a Unitholder makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP" ) or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.

FUND ADMINISTRATION

--------------------------------------------------------------------------
Portfolio Administration. The Trusts are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Trust based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Trust. In addition, the Trustee may sell Securities to redeem Units or pay Trust expenses or deferred sales charges. The Trustee must reject any offer for securities or property in exchange for the Securities. If securities or property are nonetheless acquired by a Trust, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Trust. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.

To the extent practicable, the Supervisor may (but is not obligated to) designate Securities to be sold by the Trustee in order to maintain the proportionate relationship among the number of shares of individual issues of Securities in a Trust. To the extent this is not practicable, the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for a Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of a Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trusts, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units or unit investment trusts which is sponsors.

Pursuant to an exemptive order, each terminating Trust is permitted to sell Securities to a new trust series if those Securities meet the investment strategy of the new trust. The exemption enables each Trust to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Trustee.

As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in each Trust and will vote the stocks in accordance with the instructions of the Sponsor. In the absence of any instructions by the Sponsor, the Trustee will vote the stocks so as to insure that the stocks are voted as closely as possible in the same manner and the same general proportion as are stocks held by owners other than the Trust.

Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

Termination. Each Trust will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Trust. An investment in Units, however, will be redeemed on the first Special Redemption Date unless the Unitholder elects in writing to remain invested through the Mandatory Termination Date. A Trust may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Trust is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000). Unitholders will be notified of any termination. The Trustee will begin to sell Securities in connection with a Trust termination on the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units" . This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date (unless the Unitholder has elected an in kind distribution or is a participant in the final Rollover). All distributions will be net of Trust expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Trusts. See "Additional Information" .

Limitations on Liabilities. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not be liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. VK/AC Holding, Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD" ).

MSDWD is a global financial services firm with a market capitalization of more than $21 billion which was created by the merger of Morgan Stanley Group Inc. with and into Dean Witter, Discover & Co. on May 31, 1997. MSDWD, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services. As of June 2, 1997, MSDWD, together with its affiliated investment advisory companies, had approximately $270 billion of assets under management, supervision or fiduciary advice.

Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco and Seattle. As of November 30, 1996, the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $129,451,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of September 30, 1997, the Sponsor and its Van Kampen American Capital affiliates managed or supervised approximately $65.3 billion of investment products, of which over $10.85 billion is invested in municipal securities. The Sponsor and its Van Kampen American Capital affiliates managed $54 billion of assets, consisting of $34.3 billion for 55 open-end mutual funds (of which 45 are distributed by Van Kampen American Capital Distributors, Inc.) $14.2 billion for 37 closed-end funds and $5.5 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information" .

Performance Information. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified time periods on other similar Van Kampen American Capital trusts or investment strategies utilized by the Trusts (which may show performance net of expenses and charges which the Trusts would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trusts. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust portfolios are not managed and Unit price and return fluctuate with the value of common stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

TAXATION

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United States Federal Taxation

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General. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code" ). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust.

The Sponsor has been advised by the Trustee that U.S. Unitholders may not be able to obtain directly Treaty Payments (as described in "United Kingdom Taxation" below) to which they are entitled under the U.K./U.S. Treaty but that the U.K. Inland Revenue has approved a special procedure whereby the Trustee can claim Treaty Payments on behalf of U.S. Unitholders of United Kingdom, Strategic Thirty and Strategic Fifteen Trusts and distribute those payments to Unitholders. To the extent the Trustee obtains Treaty Payments, U.S. Unitholders will report as gross income earned their pro rata portion of dividends received by such Trusts as well as the amount of the associated tax credit. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign tax credits that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

For purposes of the following discussion and opinions, it is assumed that each Security is equity for federal income tax purposes. In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. Each Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of each Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income is considered to be received by a Trust.

2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unitholder or are automatically reinvested (see "Rights of Unitholders--Reinvestment
Option" ).

3. Each Unitholder will have a taxable event when a Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder from a Trust as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by a Trust. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unitholders holding securities that are substantially identical to the Equity Securities. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends, as defined by Section 316 of the Code, paid with respect to a Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits" . A Unitholder's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.

4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes. In particular, a Rollover participant should be aware that a loss, if any, incurred in connection with the exchange of Units for units in a new series of the Trusts will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the units in a new trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover participant would be recognized. Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trusts is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by a Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered " conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all Securities represented by a Unit. The Taxpayer Relief Act of 1997 (the "1997 Tax Act" ) includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting national principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.

Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of a Trust. As discussed in "Rights of Unitholders--Redemption of Units" , under certain circumstances a Unitholder tendering Units for redemption may request an in kind distribution of the U.S.-traded Securities in a Trust. A Unitholder may also under certain circumstances request an in kind distribution of the U.S.-traded Securities in a Trust upon the termination of such Trust. A Unitholder will receive cash representing his pro rata portion of the foreign Securities in such a Trust. See "Rights of Unitholders--Redemption of Units" . The Unitholder requesting an in kind distribution will be liable for expenses related thereto (the "
Distribution Expenses" ) and the amount of such in kind distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unitholders--Redemption of Units" . As previously discussed, prior to the redemption of Units or the termination of such Trust, a Unitholder is considered as owning a pro rata portion of each of such Trust's assets for federal income tax purposes. The receipt of an in kind distribution will result in a Unitholder of such a Trust receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an in kind distribution with respect to each Security owned by a Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by a Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security or for a foreign Security held by a Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security or such foreign Security held by such Trust.

Because each Trust will own many Securities, a Unitholder who requests an in kind distribution will have to analyze the tax consequences with respect to each Security owned by such Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by such Trust. Unitholders who request an in kind distribution are advised to consult their tax advisers in this regard.

Rollover Unitholders. As discussed in "Rights of Unitholders--Special Redemption and Rollover," a Unitholder may elect to become a Rollover participant. To the extent a Rollover participant exchanges his Units for units of a new trust in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the units in the new trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover participants are advised to consult their tax advisers.

Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in a Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

A Unitholder's tax basis in his Units and his pro rata portion of a Security held by a Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from a Trust.

It should be noted that payments to the Trusts of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trusts. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The 1997 Tax Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

At the termination of a Trust, the Trustee will furnish to each Unitholder of such Trust a statement containing information relating to the dividends received by such Trust on the Securities, the gross proceeds received by such Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by such Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

In the opinion of special counsel to the Fund for New York tax matters, each Trust is not an association taxable as a corporation and the income of the Trusts will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders" ) with regard to federal and certain aspects of New
York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit in one of the Trusts that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

United Kingdom Taxation

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Tax Consequences of Ownership of Ordinary Shares. In the opinion of Linklaters
& Paines, United Kingdom special counsel to the Sponsor, based on the terms of a United Kingdom, Strategic Thirty or Strategic Fifteen Trust as described in this Prospectus and on certain representations made by special U.S. counsel to the Sponsor, the following summary accurately describes the U.K. tax consequences to certain U.S. Unitholders who beneficially hold Units of such Trusts as capital assets. This summary is based upon current U.S. law, U.K. taxation law and Inland Revenue practice in the U.K., the U.S./U.K. convention relating to taxes on income and capital gains ("the Treaty" ), and the U.S./U.K. convention relating to estate and gift taxes (the "Estate Tax
Treaty" ). The summary is a general guide only and is subject to any changes in U.K. or U.S. law, or the practice relating thereto and in the Treaty or Estate Tax Treaty occurring after the date of this Prospectus which may affect (including possibly on a retroactive basis) the tax consequences described herein. Accordingly, Unitholders should consult their own tax advisers as to the U.K. tax consequences applicable to their particular circumstances of ownership of the Units of a United Kingdom, Strategic Thirty or Strategic Fifteen Trust.

Taxation of Dividends. Where a U.K. resident individual receives a dividend from a U.K. company (other than a foreign income dividend (see below)), such individual is generally entitled to a tax credit, which may be offset against such individual's U.K. taxes, or, in certain circumstances, repaid. Under the Treaty, a U.S. Unitholder, who is resident in the U.S. for the purposes of the Treaty, may, in appropriate circumstances, be entitled to a repayment of that tax credit, but any such repayment is subject to U.K. withholding tax at the rate of 15% of the sum of the dividend and the credit. For dividends paid before April 6, 1999, the tax credit, before such withholding, is equal to one quarter of the dividend (the "Tax Credit Amount" ). Although such a U.S. Unitholder who held shares directly in a company resident in the U.K. for the purposes of the Treaty could generally claim a refund of a portion of the Tax Credit Amount attributable to the dividend (a "Treaty Payment" ) pursuant to the terms of the Treaty, the ability of such a U.S. Unitholder of Units in a United Kingdom, Strategic Thirty or Strategic Fifteen Trust to claim such a Treaty Payment is unclear where dividend payments are made directly to an entity such as a United Kingdom, Strategic Thirty or Strategic Fifteen Trust. Any claim for such a Treaty Payment would have to be supported by evidence of such U.S. Unitholder's entitlement to the relevant dividend. There is no established procedure for proving such entitlement where the U.K. company pays the dividend to a person such as United Kingdom, Strategic Thirty or Strategic Fifteen Trusts unless a specific procedure is negotiated in advance with the U.K. Inland Revenue. In the absence of agreeing such a special procedure, Unitholders who are U.S. Persons should note that they may not in practice be able to claim a Treaty Payment from the U.K. Inland Revenue. For dividends paid on or after April 6, 1999, the tax credit is to be reduced to one ninth of the dividend. U.S. Unitholders should note that it will not therefore be possible to claim a Treaty Payment in respect of dividends paid on Securities by a U.K. company on or after April 6, 1999.

Certain U.K. companies which themselves receive income from other jurisdictions which is subject to withholding of tax at source may elect to pay some or all of their distributions as foreign income dividends. If a U.K. company the shares of which are held in a United Kingdom, Strategic Thirty or Strategic Fifteen Trust pays a foreign income dividend, no tax credit will be attributable to such dividend. Accordingly, a U.S. Unitholder would not be entitled to any repayment of a tax credit under the Treaty.

Taxation of Capital Gains. U.S. Unitholders who are neither resident nor ordinarily resident for tax purposes in the U.K. will not be liable for U.K. tax on capital gains realized on the disposal of their Units unless such Units are used, held or acquired for the purposes of a trade, profession or vocation carried on in the U.K. through a branch or agency or for the purposes of such branch or agency.

U.K. Inheritance Tax. An individual Unitholder who is domiciled in the U.S. for the purposes of the Estate Tax Treaty and who is not a national of the U.K. for the purposes of the Estate Tax Treaty will generally not be subject to U.K. inheritance tax in respect of Units in a United Kingdom, Strategic Thirty or Strategic Fifteen Trust on the individual's death or on a gift or other non-arm's length transfer of such Units during the individual's lifetime provided that any applicable U.S. federal gift or estate tax liability is paid, unless the Units are part of the business property of a permanent establishment of the individual in the U.K. or pertain to a fixed base in the U.K. used by an individual for the performance of independent personal services. Where the Units have been placed in trust by a settlor, the Units will generally not be subject to U.K. inheritance tax if the settlor, at the time of settlement, was domiciled in the U.S. for the purposes of the Estate Tax Treaty and was not a U.K. national, provided that any applicable U.S. federal gift or estate tax liability is paid. In the exceptional case where the Units are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate Tax Treaty generally provides for the tax payable in the U.K. to be credited against tax paid in the U.S. or for tax paid in the U.S. to be credited against tax payable in the U.K. based on priority rules set out in that Treaty.

Stamp Tax. In connection with a transfer of U.K. Securities in a United Kingdom, Strategic Thirty or Strategic Fifteen Trust, there is generally imposed a U.K. stamp duty or stamp duty reserve tax payable upon transfer, which tax is usually imposed on the purchaser of such Securities. Upon acquisition of the U.K. Securities in a United Kingdom, Strategic Thirty or Strategic Fifteen Trust, the Trust paid such tax. It is anticipated that upon the sale of such Securities such tax will be paid by the purchaser thereof and not by a United Kingdom, Strategic Thirty or Strategic Fifteen Trust.

Hong Kong Taxation

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The Sponsor has been advised that the following summary accurately describes the Hong Kong tax consequences under existing law to U.S. Unitholders of Units of a Hong Kong, Strategic Thirty or Strategic Fifteen Trust. This discussion is for general purposes only and assumes that such Unitholder is not carrying on a trade, profession or business in Hong Kong and has no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. Unitholders should consult their tax advisers as to the Hong Kong tax consequences of ownership of Units of a Hong Kong, Strategic Thirty or Strategic Fifteen Trust applicable to their particular circumstances.

Taxation of Dividends. Amounts in respect of dividends paid to Unitholders of a Hong Kong, Strategic Thirty or Strategic Fifteen Trust are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. A Unitholder of a Hong Kong, Strategic Thirty or Strategic Fifteen Trust (other than a person carrying on a trade, profession or business in Hong Kong) will not be subject to profits tax on any gain or profits made on the realization or other disposal of his Units.

Hong Kong Estate Duty. Units of a Hong Kong, Strategic Thirty or Strategic Fifteen Trust will not give rise to a liability to Hong Kong estate duty.

FUND OPERATING EXPENSES

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Compensation of Sponsor, Supervisor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, the Supervisor and Evaluator, which are affiliates of the Sponsor, will each receive an annual fee for portfolio supervisory and evaluation services which will not exceed the total amount set forth in the "Fee Table" in Prospectus Part I. These fees may exceed the actual costs of providing these services to the Trusts but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen American Capital unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

Trustee's Fee. For its services the Trustee will receive the fee from each Trust set forth in the "Fee Table" in Prospectus Part I (which includes the estimated amount of miscellaneous Trust expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds.

Miscellaneous Expenses. Expenses incurred in establishing each Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trust and amortized over one year. The following additional charges are or may be incurred by a Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of such Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect a Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of a Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in a Trust portfolio and (i) expenditures incurred in contacting Unitholders upon termination of a Trust.

General. During the initial offering period, all of the fees and expenses of a Trust will accrue on a daily basis and will be charged to the Trust at the end of the initial offering period. After the initial offering period, all of the fees and expenses of a Trust will accrue on a daily basis and will be charged to the Trust on a monthly basis. The deferred sales charges, fees and expenses are paid out of the Capital Account of the related Trust. When these amounts are paid by or owing to the Trustee, they are secured by a lien on the related Trust's portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See " Taxation" . The Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

OTHER MATTERS

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Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor.

Independent Certified Public Accountants. The statements of condition and the related portfolios included in Prospectus Part I have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in Prospectus Part I, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

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This Prospectus does not contain all the information set forth in the
Registration Statement filed by the Fund with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Fund. The Information Supplement may be obtained by contacting the Trustee or is available along with other related materials at the SEC's internet site (http://www.sec.gov).

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

Title                                    Page
The Fund..............................      3
Objectives and Securities Selection...      4
Risk Factors..........................      5
Public Offering.......................      8
Rights of Unitholders.................     12
Fund Administration...................     16
Taxation..............................     19
Fund Operating Expenses...............     25
Other Matters.........................     26
Additional Information................     26


TABLE OF CONTENTS

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS PART II

_____, 1998

Van Kampen American Capital Equity Opportunity Trust

A Wealth of Knowledge A Knowledge of Wealthsm

VAN KAMPEN AMERICAN CAPITAL

One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056

When Units of the Trusts are no longer available, or for investors who will reinvest into subsequent series of the Trusts, this Prospectus may be used as a preliminary prospectus for a future series, in which case investors would note the following:

Information contained herein is subject to completion or amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Van Kampen American Capital

Information Supplement

Van Kampen American Capital Equity Opportunity Trust, Series 88

This Information Supplement provides additional information concerning the risks and operations of the Fund which is not described in the Prospectus for the Fund. This Information Supplement should be read in conjunction with the Fund's prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at One Parkview Plaza, Oakbrook Terrace, Illinois 60181 or by contacting your broker. This Information Supplement is dated as of the date of Prospectus Part I and all capitalized terms have been defined in the Prospectus.

Table of Contents

                        Page
Risk Factors            2
The Trust Strategies    7
The Indexes             9
Sponsor Information     12
Trustee Information     13
Trust Termination       14

RISK FACTORS

  General. An investment in Units of a Trust should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by each issuer's board of directors and have a right to participate in amounts available for distribution by such issuer only after all other claims on such issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in a portfolio may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trusts may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemption, and the value of a Trust, will be adversely affected if trading markets for the Securities are limited or absent.

An investment in Units of a Trust will terminate approximately thirteen months from the Initial Date of Deposit unless a Unitholder elects in writing to remain invested in the Trust through the Mandatory Termination Date. If a Unitholder makes no election at the first Special Redemption Date, the Unitholder's Units will be redeemed on such date and the Unitholder will receive cash representing their pro rata portion of the Trust's assets. Unitholders who sell or redeem their Units prior to holding such Units for more than 18 months will not benefit from the reduced federal long-term capital gains tax rate of 20%. For example, Unitholders who elect to participate in the Rollover on or prior to the first Special Redemption Date will not benefit from this reduced tax rate. Of course, there can be no assurance that Unitholders will realize capital gains upon the disposition of Units or Securities. Unitholders who elect to hold Units after the first Special Redemption Date should note that this redemption process could cause the value of the Trust to fall below the Minimum Termination Value stated under "Summary of Essential Financial Information" in Prospectus Part
I and could result in a termination of the Trust before the Mandatory Termination Date. This could cause a Unitholder who elects to hold Units after the first Special Redemption Date to receive a distribution of Unit proceeds prior to holding such Units for more than 18 months notwithstanding such election.

The Trust Agreement authorizes the Sponsor to increase the size of each Trust and the number of Units thereof by the deposit of additional Securities, or cash (including a letter of credit) with instructions to purchase additional Securities, in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because each Trust will pay the associated brokerage fees.

As described under "Fund Operating Expenses" in Prospectus Part II, all of the expenses of the Trusts will be paid from the sale of the Securities in such Trust. It is expected that such sales will be made at the end of the initial offering period and each month thereafter through termination of the Trust. Such sales will result in capital gains or losses (both of which will generally be characterized for U.S. federal income tax purposes as short term capital gains or losses) and may be made at times and prices which adversely affect the Trust. For a discussion of the tax consequences of such sales, see "Taxation" in Prospectus Part II.

Unitholders will be unable to dispose of any of the Securities in a Trust, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in each Trust and will vote such stocks in accordance with the instructions of the Sponsor. In the absence of any such instructions by the Sponsor, the Trustee will vote such stocks so as to insure that the stocks are voted as closely as possible in the same manner and the same general proportion as are stocks held by owners other than the Trust.

Foreign Securities. Since certain Securities included in the Global Trusts consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in the United States Trusts which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Global Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for each Trust.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Global Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to either Trust. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Global Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that a Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Global Trust Information. The information provided below details certain important factors which impact the economies of both the United Kingdom and Hong Kong. This information has been extracted from various governmental and private publications, but no representation can be made as to its accuracy; furthermore, no representation is made that any correlation exists between the economies of the United Kingdom and Hong Kong and the value of the Securities held by the Global Trusts.

United Kingdom. The emphasis of United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance, and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The United Kingdom experienced a recovery of output in 1993-1994 accompanied by falling rates of inflation despite expectations to the contrary. Quarterly changes in real gross domestic product ("GDP" ) in the United Kingdom grew moderately during 1994 and 1995 with an approximate .5% increase in the last quarter of 1995 over the previous quarter. The average quarterly rate of GDP growth in the United Kingdom (as well as in Europe generally) has been decelerating since 1994.

The United Kingdom is a member of the European Union (the "EU" ), formerly known as the European Economic Community (the "EEC" ). The EU was created through the formation of the Maastricht Treaty on European Union in late 1993. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the fifteen member nations and make Europe one of the largest common markets in the world. The EU has the potential to become a powerful trade bloc with a population of over 350 million people and an annual gross national product of more than $4 trillion. However, the effective implementation of the Treaty provisions and the rate at which trade barriers are eliminated is uncertain at this time. Furthermore, the rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of the Securities in the United Kingdom, Strategic Thirty and Strategic Fifteen Trusts impossible to predict. Volatility in oil prices could slow economic development throughout Western Europe. Moreover, it is not possible to accurately predict the effect of the current political and economic situation upon long-term inflation and balance of trade cycles and how these changes would affect the currency exchange rate between the U.S. dollar and the British pound sterling.

Hong Kong. Because Hong Kong, Strategic Thirty and Strategic Fifteen Trusts are concentrated in issuers located in Hong Kong, an investment in these Trusts should be made with an understanding of the risks related to an investment in Hong Kong issuers. Hong Kong, established as a British colony in the 1840s, reverted to Chinese sovereignty on July 1, 1997 and became a Special Administrative Region ("SAR" ) of China. Under British rule, the Hong Kong government generally followed a laissez-faire policy toward industry with no major import, export or foreign exchange restrictions and regulation of business was generally minimal with certain exceptions, including regulated entry into certain sectors of the economy.

Hong Kong's new constitution is the Basic Law (promulgated by China in 1990), which binds the executive, legislative and judicial branches of the SAR government and provides a framework under which the legal system in place prior to the handover can continue. Among other things, the Basic Law provides that the Hong Kong SAR will exercise a high degree of autonomy, except in foreign and defense affairs, and enjoy executive, legislative and independent judicial power. The Basic Law also provides that the socialist system and policies will not be practiced in the SAR and that the previous capitalist system and way of life will remain unchanged for 50 years. In addition, the Basic Law provides that the laws previously in force in Hong Kong will be maintained, except for any laws that contravene the Basic Law and subject to any amendment by the SAR legislature. The Basic Law provides that the SAR government will provide an economic and legal environment for the maintenance of Hong Kong's status as an international financial center. The Standing Committee of the National People's Congress of China has the power to interpret the Basic Law, although the SAR courts may interpret the Basic Law in connection with cases before them. Prior to the handover, the Standing Committee of the National People's Congress resolved that a variety of laws were in contravention of the Basic Law.

Hong Kong is currently governed by the Provisional Legislative Council and Tung Chee-hwa, the Chief Executive of the Hong Kong SAR. The Provisional Legislative Council and Tung Chee-hwa were selected by the Preparatory Committee appointed by China to oversee the transition to Chinese sovereignty which voted to disband Hong Kong's Legislative Council prior to the reversion. The former Legislative Council was elected in September 1995 pursuant to a constitutional reform package intended to broaden the basis of popular representation in the Legislative Council and which was strongly opposed by China. Prior to the reversion, the Preparatory Committee's legal sub-group proposed the modification or repeal of several laws, including portions of the Bill of Rights, which it claimed were contrary to the Basic Law. Upon the Hong Kong reversion, the Provisional Legislative Council immediately passed legislation confirming bills passed prior to the reversion including bills amending certain legislation identified as being contrary to the Basic Law. Following the reversion, the SAR government proposed a bill to suspend certain legislation that was passed at the final sitting of the previous Legislative Council. The SAR government also unveiled rules for the first post-reversion elections to a new Legislative Council which would replace the Provisional Legislative Council. These rules included a change to the single-seat, single-vote system used in the 1995 elections to elect councilors for geographical constituencies. The first elections are scheduled to occur in May 1998, and twenty seats in the 60-seat legislature will be up for election, with the remainder to be filled from small special-interest constituencies and by direct appointment. It is possible that future developments in Hong Kong and actions of the SAR government may damage public confidence, increase market volatility or have an adverse impact on the Hong Kong stock market and on Units. China currently enjoys most favored nation status from the United States, which is subject to annual review by the President of the United States and Congress. Revocation of most favored nation status would have a severe effect on China's trade and could have a significant adverse effect on the value of Units.

Securities prices on the Hong Kong Stock Exchange and, specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, the Hang Seng Index declined by approximately 36% in October 1997, as a result of speculation that the Hong Kong dollar would be devalued or would no longer be pegged to the U.S. dollar and in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following riots at Tiananmen Square in China. Also, during 1994, the Hang Seng Index lost approximately 31% of its value. The following table demonstrates the volatility of the Hang Seng Index, Financial Times Industrial Ordinary Share Index (FT Index) and the Dow Jones Industrial Average by showing for each index the number of trading days during the period from January 1, 1989 through September 30, 1997, on which the value of the index in local currency gained or lost 1%, 2% and 3% of its value as of the previous trading day.

                              Number of Trading Days with Gains or
                              Losses Shown
                              -------------------------------------------
Percentage Gains or Losses    Hang Seng    FT       Dow Jones
in Value of Index             Index        Index    Industrial Average
----------------------------- ------------ -------- ---------------------
1%                           .         757.355......439
2%                           .         261.54.......43
3%                           .          96.13.......12

The Hang Seng Index is subject to change, and delisting of any issues or removal of issuers from the Hang Seng Index may have an adverse impact on the performance of a Trust, although delisting or removal would not necessarily result in the disposal of the stock of these companies, nor would it prevent a Trust from purchasing additional Equity Securities. In recent years, a number of companies have delisted from the Hong Kong Stock Exchange, including Jardine Matheson Holdings Ltd., Jardine Strategic Holdings Ltd. in 1994 and three other Jardine affiliates in 1995. These five companies represented almost 10% of the total capitalization of the Hang Seng Index at that time. In addition to these delistings, Hong Kong Aircraft Engineering Co. Ltd. and Miramar Hotel and Investment were removed from the Hang Seng Index and replaced by First Pacific Company Ltd. and Henderson Investments Ltd. on August 30, 1996. In addition, Shun Tak Holdings Ltd. and South China Morning Post (Holdings) Ltd. were removed from the Hang Seng Index and replaced by Shanghai Industrial Holdings Ltd. and China Telecom (Hong Kong) Ltd. on January 27, 1998. As part of this change, the publisher of the Hang Seng Index announced that because the Hong Kong Stock Exchange now lists more Chinese and China-affiliated companies, stocks included in the Hang Seng Index would no longer be required to have a substantial business presence in Hong Kong. The publisher also announced that a listing history on the Hong Kong Stock Exchange of less than 24 months would not preclude a company from being included in the Hang Seng Index (this has generally been a criteria for inclusion in the past). Shanghai Industrial only became listed on the Exchange in May 1996 and China Telecom listed in October 1997. No assurance can be made that future changes in the composition of the Hang Seng Index will not occur.

A Hong Kong, Strategic Thirty and Strategic Fifteen Trust may be considered to be concentrated in common stocks of companies engaged in real estate asset management, development, leasing, property sale and other related activities. Investment in securities issued by these real estate companies should be made with an understanding of the many factors which may have an adverse impact on the securities or a particular company or industry. Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulation), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchases of real estate. With recent Chinese economic development and reform, certain Hong Kong real estate companies and other investors began purchasing and developing real estate in southern China. By 1992, however, southern China began to experience a rise in real estate prices and construction costs, a growing supply of real estate and a tightening of credit markets. Any worsening of these conditions could affect the profitability and financial condition of Hong Kong real estate companies and could have a materially adverse effect on the value of a Hong Kong, Strategic Thirty and Strategic Fifteen Trust.

Exchange Rate. The Global Trusts are comprised of Securities that are principally traded in foreign currencies and as such involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of a portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports of goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty, which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to " baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar. In Europe a European Currency Unit ("ECU" ) has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well--particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end of month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the Hong Kong dollar:

FOREIGN EXCHANGE RATES
Range of Fluctuations in Foreign Currencies

           United Kingdom
Annual     Pound Sterling/     Hong Kong/
Period     U.S. Dollar         U.S. Dollar
---------- ------------------- --------------
1983               0.616-0.707    6.480-8.700
1984               0.670-0.864    7.774-8.050
1985               0.672-0.951    7.729-7.990
1986               0.643-0.726    7.768-7.819
1987               0.530-0.680    7.751-7.822
1988               0.525-0.601    7.764-7.912
1989               0.548-0.661    7.775-7.817
1990               0.504-0.627    7.740-7.817
1991               0.499-0.624    7.716-7.803
1992               0.499-0.667    7.697-7.781
1993               0.630-0.705    7.722-7.766
1994               0.610-0.684    7.723-7.750
1995               0.610-0.653    7.726-7.763
1996               0.583-0.670    7.724-7.742
1997

Source: Bloomberg L.P.

   The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars a Trust would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of a Trust will be concluded by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

THE TRUST STRATEGIES

In seeking the Trusts' objectives, the Sponsor considered the ability of the Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of securities will fluctuate, over time securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results.

The companies represented in the Trusts are some of the most well-known and highly capitalized companies in the United States, the United Kingdom and Hong Kong. An investment in approximately equal values of the ten highest yielding stocks in the DJIA for a period of one year would have, in 18 of the last 25 years, yielded a higher total return than an investment in all of the stocks comprising the DJIA. An investment in the ten highest yielding stocks in the FT Index for a period of one year would have, in 14 of the last 20 years, yielded a higher total return than an investment in all of the stocks comprising the FT Index. An investment in the ten highest yielding stocks in the Hang Seng Index for a period of one year would have, in 8 of the last 19 years, yielded a higher total return than an investment in all of the stocks comprising the Hang Seng Index. An investment in approximately equal values of the five companies having the 2nd through 6th lowest per share price of the ten highest yielding stocks in the DJIA for a period of one year would have, in 19 of the last 25 years, yielded a higher total return than an investment in all of the stocks comprising the DJIA. An investment in approximately equal values of the thirty stocks comprised of the ten highest yielding stocks in each of the DJIA, FT Index and Hang Seng Index for a period of one year would have yielded a higher total return in 14, 12 and 7 of the last 19 years than an investment in all of the stocks comprising the DJIA, FT Index and Hang Seng Index, respectively. An investment in approximately equal values of the fifteen stocks comprised of the five stocks having the 2nd through 6th lowest per share price of the ten highest yielding stocks in each of the DJIA, FT Index and Hang Seng Index for a period of one year would have yielded a higher total return in 12, 12 and 8 of the last 19 years than an investment in all of the stocks comprising the DJIA, FT Index and Hang Seng Index, respectively.

It should be noted that the foregoing yield comparisons do not take into account any expenses or sales commissions which would arise from an investment in Units of the Trusts. The Trusts seek to achieve better performances than the related indexes through similar investment strategies. Investment in a number of companies having high dividends relative to their stock prices (usually because their stock prices are undervalued) is designed to increase each Trust's potential for higher returns. There is, of course, no assurance that a Trust (which includes expenses and sales charges) will achieve its objective. The investment strategies utilized by the Trusts are designed to be implemented on an annual basis. Investors who hold Units through Trust termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust each year. Investors should note that a change in the federal taxation of capital gains was recently enacted that reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 18 months to 20% (10% in the case of certain taxpayers in the lowest federal tax bracket). Unitholders who elect to continue their investment through Trust termination would qualify for such treatment. Unitholders who make no election at the first Special Redemption Date and Unitholders who elect to reinvest into a new series of the Fund at the first Special Redemption Date will not qualify for such treatment but would be subject to a maximum stated marginal federal capital gains tax rate of 28%.

The Global Trusts may be suitable for investors who seek to diversify their equity holdings with investments in foreign securities. Today's international market offers many opportunities. Foreign equity markets (as measured by the Morgan Stanley Capital International Europe, Australasia, Far East Index) have outperformed U.S. markets (as measured by the Standard & Poor's 500 Index) in 15 of the past 25 years. International markets can experience different performances and while some markets may be experiencing rapid growth, others may be in temporary decline. These market movements may offer attractive growth potential and possible portfolio diversification for investors seeking to add to their existing equity portfolio. The Global Trusts seek to combine the growth potential of undervalued stocks with the strength of stocks listed on a foreign stock market index. Typically, companies listed on a major market index are widely recognized, firmly established and financially strong. Therefore, when undervalued, these stocks may provide investors with significant growth opportunities.

Investors should note that the above criteria were applied to the Securities for inclusion in the Trusts as of three business days prior to the Initial Date of Deposit. Subsequent to this date, the Securities may no longer be included in the DJIA, FT Index, or Hang Seng Index, may not be providing one of the ten highest dividend yields within these indexes or may not have one of the 2nd through 6th lowest per share prices within the relevant index. Should a Security no longer be included in these indexes or meet the criteria used for selection for a Trust, such Security will not as a result thereof be removed from a Trust portfolio.

THE INDICES

The Dow Jones Industrial Average. The Dow Jones Industrial Average ("
DJIA" ) was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and its present size of 30 stocks on October 1, 1928. The companies which make up the DJIA have remained relatively constant over the life of the DJIA. However, on March 17, 1997, four companies were added to the DJIA replacing Bethlehem Steel Corporation, Texaco, Inc., Westinghouse Electric Corporation and Woolworth Corporation. The companies added to the DJIA were Hewlett-Packard Co., Johnson & Johnson, Travelers Group, Inc. and Wal-Mart Stores, Inc. The following is the list as it currently appears:


Allied Signal                        Hewlett-Packard Company
Aluminum Company of America          International Business Machines Corporation
American Express Company             International Paper Company
AT&T Corporation                     Johnson & Johnson
Boeing Company                       J.P. Morgan & Company, Inc.
Caterpillar, Inc.                    McDonald's Corporation
Chevron Corporation                  Merck & Company, Inc.
Coca-Cola Company                    Minnesota Mining & Manufacturing Company
Walt Disney Company                  Philip Morris Companies, Inc.
E.I. du Pont de Nemours & Company    Procter & Gamble Company
Eastman Kodak Company                Sears, Roebuck and Company
Exxon Corporation                    Travelers Group, Inc.
General Electric Company             Union Carbide Corporation
General Motors Corporation           United Technologies Corporation
Goodyear Tire & Rubber Company       Wal-Mart Stores, Inc.

The Financial Times Industrial Ordinary Share Index. The Financial Times Industrial Ordinary Share Index (the "FT Index" ) is comprised of 30 common stocks chosen by the editors of The Financial Times as representative of British industry and commerce. The FT Index began as the Financial News Industrial Ordinary Share Index in London in 1935 and became the Financial Times Industrial Ordinary Share Index in 1947. The FT Index is calculated by FTSE International Ltd ("FTSE" ). All copy right in the FT Index
Constituent list vests in FTSE. FTSE does not sponsor, promote or endorse this product. The following stocks are currently represented in the FT Index:


ASDA Group                      Glaxo Wellcome Plc
Allied Domecq Plc               Granada Group
BG Plc                          Guest Keen & Nettlefolds (GKN) Plc
BOC Group                       Imperial Chemical Industries Plc
BTR Plc                         Lloyds TSB Group Plc
Blue Circle Industries Plc      Lucas Varity Plc
Boots Co                        Marks & Spencer
British Airways                 National Westminster Bank Plc
British Petroleum               Peninsular & Oriental Steam Navigation Company
British Telecom Plc             Reuters Holdings
Cadbury Schweppes               Royal & Sun Alliance Insurance Group Plc
Courtaulds Plc                  Scottish Power Plc
Diageo Plc                      SmithKline Beecham
EMI Group Plc                   Tate & Lyle Plc
General Electric Company Plc    Vodaphone Group Plc

The Hang Seng Index. The Hang Seng Index, first published in 1969, consists of 33 of the stocks currently listed on the Stock Exchange of Hong Kong Ltd. (the "Hong Kong Exchange" ). The Hang Seng Index, which is representative of commerce and industry, finance, properties and utilities, is comprised of the following companies:

Amoy Properties Ltd.                       Hong Kong Electric Holdings Ltd.
Bank of East Asia                          Hong Kong and Shanghai Hotels, Ltd.
Cathay Pacific Airways                     Hong Kong Telecommunications Ltd.
Cheung Kong (Holdings) Ltd.                Hopewell Holdings
Cheung Kong Infrastructure Holdings        HSBC Holdings Plc
China Light & Power Company Ltd.           Hutchison Whampoa
China Resources Enterprise Ltd.            Hysan Development Company Ltd.
China Telecom (Hong Kong) Ltd.             New World Development Co. Ltd.
Citic Pacific                              Shanghai Industrial Holdings Ltd.
First Pacific Company Ltd.                 Shangri-La Asia Ltd.
Great Eagle Holdings                       Sino Land Co. Ltd.
Guangdong Investment                       Sun Hung Kai Properties Ltd.
Hang Lung Development Company Ltd.         Swire Pacific (A)
Hang Seng Bank Ltd.                        Television Broadcasts
Henderson Investment Ltd.                  Wharf Holdings
Henderson Land Development Company Ltd.    Wheelock & Co.
Hong Kong and China Gas

The MSCI USA Index. The MSCI USA Index consists of approximately 370 large domestic companies in the United States and has existed since January 1, 1970. The MSCI USA Index is compiled by Morgan Stanley Capital International and is the property of Morgan Stanley & Co.

Morgan Stanley Capital International. Recognized as a world leader in global financial research, Morgan Stanley monitors more than 4,000 companies in 43 countries, representing 80% of the total market value of the world's stock markets. The Morgan Stanley Capital International ("MSCI" ) databases are used as a benchmark by more than 90% of the investment community. With hundreds of analysts located across the globe, Morgan Stanley provides comprehensive research and in-depth knowledge about general markets and specific companies around the world.

Since 1968, MSCI global indices have presented an array of investment opportunities available to the international investor, including indices such as the MSCI USA Index and the MSCI Europe, Australasia and Far East Index
(EAFE). These indices seek to represent an accurate normal portfolio. In addition, index valuation ratios and company-level fundamental data provide tools for the international investor. MSCI believes that local stock exchange indices are not comparable with one another due to differences in the representation of the local market, mathematical formulas, methods of adjusting for capital changes, and base dates. The same criteria and calculation methodology are applied across all MSCI indices. Further, while accounting standards continue to differ according to local customs and practices, fundamental data is analyzed and presented in a uniform and meaningful manner in MSCI indices--allowing investors to compare investment opportunities across markets. Each MSCI country index is constructed so as to minimize double counting, assuring that all industry groups are proportionately represented, and that each country's contribution to the global or regional index is accurately based on its market capitalization.

In 1986, Morgan Stanley acquired the indices and data from Capital International Perspective, S.A. ("CIPSA" ) based in Geneva,
Switzerland. CIPSA has been researching and publishing international indices since 1969 and continues to be solely responsible for the decisions regarding constituent additions and deletions as well as any other methodological modifications to the indices. Morgan Stanley contributes its expertise in technology and the marketing and distribution of the MSCI Indices and publications. Selection of the constituents for MSCI Indices is conducted independent of the Sponsor which has no input regarding the components of any index.

The MSCI USA Index is the exclusive property of Morgan Stanley. Morgan Stanley Capital International is a service mark of Morgan Stanley and has been licensed for use by Van Kampen American Capital Distributors, Inc.

This fund is not sponsored, endorsed, sold or promoted by Morgan Stanley. Morgan Stanley makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the MSCI USA Index to track general stock market performance. Morgan Stanley is the licensor of certain trademarks, service marks and trade names of Morgan Stanley and of the MSCI USA Index which is determined, composed and calculated by Morgan Stanley without regard to the issuer of this fund or this fund. Morgan Stanley has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the MSCI USA Index. Morgan Stanley is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which Units of this fund is redeemable for cash. Morgan Stanley has no obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.

ALTHOUGH MORGAN STANLEY SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDEX FROM SOURCES WHICH MORGAN STANLEY CONSIDERS RELIABLE, NEITHER MORGAN STANLEY NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MORGAN STANLEY HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORGAN STANLEY OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The MSCI Index Methodology. While the MSCI index methodology has evolved to capture the growth of the investment universe, the index philosophy has never been compromised to simplify the complicated process of investing: MSCI indices are based on detailed analysis to make it easier for the investor to measure international performance. Constituents are selected for a country index through the following process: (1) Define the "Market" ; (2)
Capture 60% of the market capitalization of the country across all industry groups; (3) Select the most liquid securities within each industry; (4) Select stocks with sufficient free float; (5) Avoid cross-ownership; and (6) Apply full market capitalization weights. In the case of the MSCI USA Index, which is the foundation for the Strategic Picks Trust investment strategy, these criteria are applied within the United States market.

The initial research for the MSCI Indices covers the full breadth of the global securities market. Country specialists track the evolution of both listed and unlisted shares of domestically listed companies in nearly every country in the world. Based in Geneva, these country teams collect share, pricing, ownership, float and liquidity data for effectively all companies worldwide. Sources for this information are local stock exchanges and brokerage firms, newspapers, and company contacts. From this master matrix, the total country market capitalization is adjusted for double-counting and non-domiciled companies. All of the companies within this research coverage are eligible for inclusion in the MSCI indices except non-domiciled companies, investment trusts and mutual funds.

Once the total country market capitalization is analyzed, 60% of the capitalization of each industry group and thus 60% of the entire market is targeted for each MSCI index. This ensures that the index reflects the industry characteristics of the overall market, and permits the construction of accurate regional and global industry indices. Research coverage in MSCI products and publications extends beyond the index coverage (60%) to capture 80% of the market for each country. This coverage includes daily performance as well as monthly valuation ratios and summarized financial statement data. When selecting the constituents of an index, the most effective industry classification is used--either the local convention or the MSCI schema of 58 industry groups--in order to mirror the industry characteristics of the local market. Once the selection process is complete, the index constituents are re-classified into the MSCI schema of 58 industries and 8 economic sectors in order to facilitate cross-country comparisons. The MSCI classification schema has been adopted by Reuters for their industry classification. Securities are selected to represent an industry based on size and the portion of earnings and revenues attributable to that industry group. Even within an industry the goal is to represent the full diversity of business segments. An industry representation may exceed the 60% target because one or two large companies dominate an industry. Similarly, an industry may fall below the 80% level under conventional analysis because its companies lack good liquidity and float, or because of extensive cross-ownership.

A goal of the MSCI index construction process is to select the most liquid stocks within each industry group, all other things being equal, since liquidity is necessary but not sole determinant for inclusion in the index. Liquidity is monitored by monthly average trading value over time in order to determine normal levels of volume, excluding temporary peaks and troughs. A stock's liquidity is significant not only in absolute terms, but also relative to its market capitalization and to average liquidity for the country as a whole.

Float is monitored for every security in the market, and low float (a small percentage of shares freely tradable) may exclude a stock from consideration in the index. But float can be difficult to determine: in some markets good sources are generally not available; in other markets, information on smaller and less prominent issues can be subject to error and time lags. Government ownership and cross-ownership positions can change over time and are not always made public. Float also tends to be defined differently depending on the source. Thus, evaluations of float run the risk of penalizing those markets that have good disclosure, regardless of the actual degree of availability of shares. As with liquidity, sufficient float is an important consideration, not an inflexible rule.

Cross-ownership occurs when one company has a significant ownership in another company in the same country. In situations where cross-ownership is substantial, including both companies in an index can skew industry weights, distort country-level valuations (such as country price-earnings and price-book value ratios) and overstate a country's true market size. An integral part of the country research function is identifying cross ownerships in order to avoid or minimize them. Country specialists in Geneva do much of the cross-ownership identification through researching company reports, local newspapers and stock exchange data.

All standard MSCI indices are weighted by each company's full market capitalization (both listed and unlisted shares). This approach has the significant advantage of objectivity--the number of shares outstanding for a company is a constituent figure for companies around the world and is easily agreed upon and obtainable. Full market capitalization weighting is favored to other weighting schemes for both theoretical and practical reasons: (a) it is impossible to judge whether a position which is currently in firm hands might be available in the future; (b) the quality and timeliness of information on float varies from market to market and adjustments penalize those markets with the highest standards of disclosure; (c) the most serious consequence of float limitations is limited liquidity which can be monitored objectively; much effort is spent in researching and monitoring these factors when selecting constituents for each country index but once a security is selected, it is included in the index at its full market value. A growing number of very sizable companies have been brought or are expected to be brought to the market with modest initial tranches being publicly available. At the same time, the obvious relevance of these companies instantly positions them among the core investment opportunities in their market. In order to allow the MSCI indices to capture this new market trend, in very exceptional cases, a company may be included at a portion of its total market capitalization.

SPONSOR INFORMATION

Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. VK/AC Holding, Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD" ).

MSDWD is a global financial services firm with a market capitalization of more than $21 billion which was created by the merger of Morgan Stanley Group Inc. with and into Dean Witter, Discover & Co. on May 31, 1997. MSDWD, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services. As of June 2, 1997, MSDWD, together with its affiliated investment advisory companies, had approximately $270 billion of assets under management, supervision or fiduciary advice.

Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco and Seattle. As of November 30, 1996, the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $129,451,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of September 30, 1997, the Sponsor and its Van Kampen American Capital affiliates managed or supervised approximately $65.3 billion of investment products, of which over $10.85 billion is invested in municipal securities. The Sponsor and its Van Kampen American Capital affiliates managed $54 billion of assets, consisting of $34.3 billion for 55 open-end mutual funds (of which 45 are distributed by Van Kampen American Capital Distributors, Inc.) $14.2 billion for 37 closed-end funds and $5.5 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolios.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Trust. Such records shall include the name and address of, and the number of Units of each Trust held by, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided" ).
The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TRUST TERMINATION

An investment in Units of a Trust will terminate on the first Special Redemption Date unless a Unitholder elects in writing to remain invested in the Trust through the Mandatory Termination Date. On the first Rollover Notification Date the Trustee will provide written notice and form of election to Unitholders of each Trust giving Unitholders the option to (i) have their Units redeemed and reinvest the proceeds into a subsequent Series of the Trust (i.e., become Rollover participants), (ii) receive an in kind distribution of any U.S.-traded Securities in such Trust (if the Unitholder owns at least 1,000 Units) or (iii) continue to hold the Units through the Mandatory Termination Date. Unitholders who do not affirmatively elect on the first Rollover Notification Date to become Rollover participants, to receive an in kind distribution or to continue to hold Units through the Mandatory Termination Date will have their Units redeemed on the first Special Redemption Date and will receive a cash distribution equal to the Redemption Price per Unit on such date. To be effective, any such election must be received by the Trustee no later than five business days prior to the first Special Redemption Date. Unitholders who elect to remain invested in a Trust through the Mandatory Termination Date will not receive new Units and will not receive an interest in a new investment. Such Unitholder will continue to hold the same Units and remain invested in the same Trust until the Mandatory Termination Date or until such time as the Unitholder redeems the Units.

A Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Trust then outstanding or by the Trustee when the value of the Securities owned by a Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in the "Summary of Essential Financial Information" in Prospectus Part I. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units of such Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Fund. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Trust and in the case of a Trust will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. A Unitholder in the Strategic Thirty or Strategic Fifteen Trusts electing an in kind distribution will not receive a distribution of shares of the foreign exchange-traded Securities but will instead receive cash representing his pro rata portion of such Securities. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units, Unitholders in a Trust with 1,000 or more Units not requesting an in kind distribution and Unitholders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Trust his pro rata share of the balance of the Income and Capital Accounts of such Trust.

The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent series of the Trusts pursuant to the Rollover Option. There is, however, no assurance that units of any new series of such Fund will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

                   Contents Of Registration Statement

This Registration Statement comprises the following papers and documents:

      The facing sheet
      The Cross-Reference Sheet
      The Prospectus
      The signatures
      The consents of independent public accountants and legal counsel

The following exhibits:

1.1   Trust Agreement (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to federal tax status of securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

3.4 Opinion and consent of counsel as to United Kingdom tax status of securities being registered (to be supplied by amendment).

4.1 Consent of Interactive Data Corporation (to be supplied by amendment).

4.2   Consent of Grant Thornton LLP (to be supplied by amendment).

                               Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 88 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 8th day of January, 1998.

                                    Van Kampen American Capital Equity
                                        Opportunity Trust, Series 88
                                                            (Registrant)

                                    By  Van Kampen American Capital
                                        Distributors, Inc.
                                                             (Depositor)

                                        Gina M. Costello
                                        Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on January 8, 1998 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

  Signature              Title

Don G. Powell         Chairman and Chief Executive  )
                      Officer                       )


William R. Molinari   President and Chief Operating )
                      Officer

Ronald A. Nyberg      Executive Vice President and  )
                      General Counsel

William R. Rybak      Executive Vice President and  )
                      Chief Financial Officer       )

                                                    Gina M. Costello
                                                    (Attorney-in-fact*)


     *An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (File No. 333-33087) and the same are hereby incorporated herein by this reference.